Exhibit 99.2

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

DREAM INVESTMENT HOLDINGS LIMITED,

DREAM MERGER SUB LIMITED

and

IDREAMSKY TECHNOLOGY LIMITED

Dated as of December 31, 2015

i

ii

Section 9.8 No Third-Party Beneficiaries	77
Section 9.9 Assignment	77
Section 9.10 Obligations of Parent and of the Company	77
Section 9.11 Mutual Drafting	77
Section 9.12 Headings	77
Section 9.13 Counterparts	78

Exhibits

EXHIBIT A – Plan of Merger

iii

This AGREEMENT AND PLAN OF MERGER (including the exhibits and disclosure schedules attached hereto, this “Agreement”), dated as of December 31, 2015, by and among Dream Investment Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), Dream Merger Sub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), and iDreamSky Technology Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”). Each of Parent, Merger Sub and the Company are referred to herein as a “Party” and together as “Parties”.

WHEREAS, it is proposed that Merger Sub will merge with and into the Company in accordance with the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Cayman Companies Law”) and the terms and conditions of this Agreement (the “Merger”), with the Company surviving the Merger and becoming a wholly owned subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of a special committee of the Company Board consisting of independent directors (the “Special Committee”), has unanimously (i) determined that it is in the best interests of the Company and its shareholders (other than the Supporting Securityholders (as defined below)), and declared it advisable, to enter into this Agreement and the Plan of Merger (as defined below), (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger (collectively, the “Transactions”), and (iii) resolved to recommend that the shareholders of the Company authorize and approve this Agreement, the Plan of Merger and the Transactions, in each case in accordance with the Cayman Companies Law;

WHEREAS, the respective sole director of Parent and Merger Sub has each (i) determined that it is in the best interests of their respective shareholders for Parent and Merger Sub to enter into this Agreement, and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Merger, and Parent, as the sole shareholder of Merger Sub, has authorized and approved this Agreement, the Plan of Merger and the Transactions, in each case in accordance with the Cayman Companies Law;

WHEREAS, as an inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the Supporting Securityholders (as defined below), Dream Technology Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Holdco”), and Parent have executed a support agreement, dated as of the date hereof (the “Support Agreement”), providing that, among other things, the Supporting Securityholders will (i) vote their owned Company Shares (including any Company Shares represented by ADSs), Company Restricted Shares and/or Company Options, together with any other Company Shares and/or Company Restricted Shares acquired (whether beneficially or of record) by such Supporting Securityholders after the date hereof and prior to the earlier of the Effective Time and the termination of such Supporting Securityholders’ obligations under the Support Agreement, including any Company Shares and/or Company Restricted Shares acquired by means of purchase, dividend or distribution, or issued upon the exercise of any Company Options or the conversion of any convertible securities or otherwise), in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions and (ii) agree, upon the terms and subject to the conditions in the Support Agreement, to receive no consideration for the cancellation of certain Company Shares (including any Company Shares represented by ADSs), Company Restricted Shares and/or Company Options held by each of them as set forth in the Support Agreement in accordance with this Agreement (the “Rollover Securities”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, each Guarantor is entering into a limited guarantee in favor of the Company with respect to certain obligations of Parent under this Agreement (each, a “Limited Guarantee”, and collectively, the “Limited Guarantees”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

DEFINED TERMS AND INTERPRETATION

Section 1.1 Certain Definitions. For purposes of this Agreement, the term:

(a) “Acquisition Proposal” shall mean any inquiry, proposal or offer with respect to any transaction or series of related transactions that constitute, or may reasonably be expected to lead to (i) the acquisition, directly or indirectly, of twenty percent (20%) or more of the Equity Interests in the Company (by vote or by value) by any Third Party, (ii) any merger, consolidation, business combination, amalgamation, scheme of arrangement, reorganization, share exchange, sale, lease, license, exchange, transfer or other disposition of assets, recapitalization, equity investment, joint venture, liquidation, dissolution or other transaction which would result in any Third Party acquiring assets or business of the Company (including share capital of or interest in any Subsidiary or Affiliate of the Company) representing, directly or indirectly, twenty percent (20%) or more of the net revenues, net income, earnings before interest, taxes and depreciation or assets of the Company and the Company Subsidiaries, taken as a whole, (iii) the acquisition (whether by merger, consolidation, equity investment, share exchange, joint venture or otherwise) by any Third Party, directly or indirectly, of any Equity Interest in any entity that would result in such Person holding assets representing, directly or indirectly, twenty percent (20%) or more of the net revenues, net income, earnings before interest, taxes and depreciation or assets of the Company and the Company Subsidiaries, taken as a whole, (iv) any tender offer or exchange offer, as such terms are defined under the Exchange Act, that, if consummated, would result in any Third Party beneficially owning directly or indirectly twenty percent (20%) or more of the outstanding Class A Shares and/or Class B Shares, or (v) any combination of the foregoing, in each case other than the Merger.

(b) “ADSs” shall mean the Company’s American depositary shares, issued pursuant to the Deposit Agreement, each representing four (4) Class A Shares.

(c) “Affiliate” of a Person shall mean any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person, where “control” (including the terms “controlled by” and “under common control with”) shall mean the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities or as trustee or executor, by Contract or otherwise.

(d) “Business Day” shall mean any day other than a Saturday, Sunday and any day which is a legal holiday under the Laws of New York, Cayman Islands, Hong Kong or PRC or is a day on which banking institutions located in New York, Cayman Islands, Hong Kong or PRC are authorized or required by Law or other action of any Governmental Entity to close.

(e) “Class A Share” shall mean each Class A ordinary share of the Company, par value $0.0001 per share.

(f) “Class B Share” shall mean each Class B ordinary share of the Company, par value $0.0001 per share.

(g) “Company IT Systems” shall mean all computer and information technology systems, platforms and networks owned by the Company or any Company Subsidiary or used or held for use in the conduct of any business of the Company or any Company Subsidiary, as currently conducted, including Company Software, Software, hardware, data processing, data, information, record keeping, communications, telecommunications, networks, network equipment, information technology, mobile, payment and other platforms, peripherals computer systems, and computerized, automated, or other similar systems, platforms, and networks, in each case, whether outsourced or not, as well as data and information stored or contained in, or transmitted by, any of the foregoing, and documentation relating to any of the foregoing.

(h) “Company Disclosure Schedule” shall mean the disclosure schedule, dated as of the date of this Agreement and delivered by the Company to Parent concurrently with the execution and delivery of this Agreement (it being understood that (i) any matter disclosed in any section of the Company Disclosure Schedule shall be deemed to apply and qualify the section of this Agreement to which it corresponds in number, (ii) any matter disclosed in any section of the Company Disclosure Schedule shall be deemed to be disclosed in any other section of the Company Disclosure Schedule to the extent that it is reasonably apparent from the face of such disclosure that such disclosure is applicable to such other section, and (iii) the disclosure of any matter or item in the Company Disclosure Schedule shall not be deemed to constitute an acknowledgement that such matter or item is required to be disclosed therein or is material to a representation or warranty set forth in this Agreement and shall not be used as a basis for interpreting the terms “material,” “materially,” “materiality” or “Company Material Adverse Effect” or any word or phrase of similar import and does not mean that such matter or item would, alone or together with any other matter or item, have a Company Material Adverse Effect).

(i) “Company Material Adverse Effect” shall mean any fact event, circumstance, development, condition, change, occurrence or effect, individually or in the aggregate with all other facts, events, circumstances, developments, conditions, changes, occurrences or effects, (i) that has or reasonably would be expected to have a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries taken as a whole, or (ii) that prevents or reasonably would be expected to prevent the consummation of the Transactions by the Company in accordance with the terms of this Agreement; provided that in no event shall any of the following in and of itself constitute a Company Material Adverse Effect: (A) changes affecting the economy or financial markets or political market conditions generally in the PRC; (B) changes in GAAP or any interpretation thereof after the date hereof; (C) changes that are the result of factors generally affecting the principal industries in which the Company and the Company Subsidiaries operate; (D) the consummation of the Transactions, the public announcement of this Agreement, or the identity of Parent and its Affiliates (including the initiation of litigation or other legal proceedings or any losses of customers or employees relating to this Agreement or the Transactions); (E) any outbreak or escalation of hostilities, declared or undeclared acts of war, sabotage or terrorism, act of God or natural disasters, or similar events; (F) changes in the market price or trading volume of Company Shares (it being understood that the underlying cause of such change may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur); (G) actions or omissions of the Company or any Company Subsidiaries (x) that are required by this Agreement, (y) taken with the written consent of Parent or Merger Sub or (z) taken at the request of Parent or Merger Sub; (H) any breach of this Agreement by Parent or Merger Sub; (I) the failure by the Company or any Company Subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period, or any change or prospective change in the Company’s credit ratings (it being understood that the underlying cause of such failure or change may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur); provided further that facts, events, circumstances, developments, conditions, changes, occurrences or effects set forth in clauses (A), (B), (C) and (E) above shall be taken into account in determining whether a Company Material Adverse Effect has occurred or reasonably would be expected to occur if and to the extent such facts, events, circumstances, developments, conditions, changes, occurrences or effects individually or in the aggregate have a materially disproportionate impact on the Company and the Company Subsidiaries, taken as a whole, relative to the other participants in the principal industries and geographic markets in which the Company and the Company Subsidiaries conduct their business.

(j) “Company Memorandum and Articles” shall mean the Amended and Restated Memorandum of Association and Articles of Association of the Company adopted by special resolution passed on July 1, 2014.

(k) “Company Option” shall mean any option to purchase Class A Shares granted under the Company Share Plans in accordance with the terms thereof, whether or not such option has become vested on or prior to the Closing Date.

(l) “Company Restricted Share” shall mean any Class A Share granted under the Company Share Plans in accordance with and subject to certain restrictions pursuant to the terms of the Company Share Plans.

(m) “Company Shares” shall mean, collectively, all of the Class A Shares and Class B Shares of the Company.

(n) “Company Share Award” shall mean any Company Option and/or Company Restricted Share.

(o) “Company Share Plans” shall mean the 2012 Share Incentive Plan and the 2014 Share Incentive Plan of the Company, each as amended and restated from time to time.

(p) “Company Software” shall mean the Software, whether complete or under development, that have been, are or currently proposed to be developed, manufactured, marketed, sold, offered for sale, licensed, distributed, made available, imported, exported, hosted, implemented, provided as a service, provided via a network as a service or application, used by the Company or any Company Subsidiary to provide any services to any Person, maintained, supported, or otherwise commercialized by the Company or any Company Subsidiary, in each case together with any versions (including Chinese, English and foreign language versions), supplements, modifications, updates, upgrades, corrections and enhancements to any of the foregoing, and any documentation relating to the foregoing.

(q) “Company Termination Fee” shall mean an amount in cash equal to $7,500,000.

(r) “Contract” shall mean any note, bond, mortgage, indenture, lease, license, permit, concession, franchise, contract, deed of trust, agreement, arrangement, plan or other legally binding instrument, right or obligation.

(s) “Deposit Agreement” shall mean the deposit agreement, dated August 6, 2014, among the Company, the Depositary and all owners and holders from time to time of ADSs issued thereunder or, if amended or supplemented as provided therein, as so amended or supplemented.

(t) “Depositary” shall mean The Bank of New York Mellon, as depositary for the ADSs.

(u) “Environmental Laws” shall mean, whenever in effect, any Law relating to pollution, the protection of the environment, public health and safety, occupational health and safety or fire safety.

(v) “Equity Interest” shall mean any share, share capital, registered capital, partnership, member or similar interest in any entity and any option, warrant, right or security convertible, exchangeable or exercisable therefor or any other instrument or right the value of which is based on any of the foregoing.

(w) “Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(x) “Excluded Shares” shall mean (i) Company Shares (including Company Shares represented by ADSs) owned by Holdco, Parent, Merger Sub or the Company (as treasury shares, if any) or by any direct or indirect wholly-owned Subsidiary of Holdco, Parent, Merger Sub or the Company, any Company Shares (including Company Shares represented by ADSs) reserved (but not yet allocated) by the Company for settlement upon exercise or vesting of any Company Share Awards, in each case immediately prior to the Effective Time, (ii) Dissenting Shares (if any), and (iii) Rollover Securities.

(y) “Exercise Price” shall mean, with respect to any Company Option, the applicable exercise price per Class A Share, underlying such Company Option.

(z) “Expenses” shall mean, with respect to any Party, all out of pocket fees and expenses (including all fees and expenses of counsel, accountants, investment banking firms and other financial institutions, experts and consultants to such Party and its Affiliates) actually incurred or accrued by such Party or its Affiliates or on its or their behalf or for which it or they are liable in connection with or related to the authorization, preparation, negotiation, execution and performance of the Transactions, the preparation, printing, filing and mailing of the Schedule 13E-3 and the Proxy Statement, the solicitation of shareholder approvals, the filing of any required notices under applicable Law and all other matters related to the closing of the Merger and the other Transactions.

(aa) “GAAP” shall mean generally accepted accounting principles as applied in the United States.

(bb) “Governmental Entity” shall mean any and all PRC (including any subdivision, municipality, province or locality of the PRC), United States federal, state or local or other non-United States or non-PRC governmental, administrative, judicial or regulatory Person or any instrumentality thereof, authority, agency, department, bureau, commission, body, court, self-regulatory organization, or other legislative or judicial governmental entity or arbitrator.

(cc) “Guarantors” shall mean Michael Xiangyu Chen, Anfernee Song Guan, Kingsun (Shanghai) Investment Co., Ltd., Beijing Junlianxinhai Private Equity Investment Partnership (Limited Partnership) ( ), Ruipu Lehua (Tianjin) Investment Center (Limited Partnership) ( ), Peking Pusi Investment Co., Ltd. ( ), V Capital Company Limited ( ), LT Prosperity (Tianjin) Asset Management Co., Ltd. ( ), Jiaxing Yaming Investment Partnership (Limited Partnership) ( ( )), Jiaxing Nuoxin Investment Partnership (Limited Partnership) ( ( )), Fortune Wisdom Venture Capital Co., Ltd. ( ), Newplus iDream Investment Partnership (Limited Partnership) ( ), Shanghai Super Star Venture Capital Partners (Limited Partnership) ( ), Guangxi Xi Hui He Ying Investment Management Partnership (Limited Partnership) ( ), Shanghai Greenwoods Asset Management Limited ( ), Shanghai Weiying Gefei Investment Management Ltd. ( ) and Hengqin Dream Ruitong Equity Investment Enterprise (Limited Partnership) ( ).

(dd) “Hazardous Material” shall mean (i) any petroleum products or byproducts, radioactive materials, asbestos, polychlorinated biphenyls, noise, odor or mold, (ii) any waste, material or substance defined as a “hazardous substance,” “hazardous material,” or “hazardous waste,” “pollutant,” “contaminant,” or words of similar import, under any applicable Environmental Law or (iii) any other substances for which liability or standards of conduct can be imposed under Environmental Laws.

(ee) “Indebtedness” shall mean, without duplication, (i) any indebtedness for borrowed money or issued in substitution for, or in exchange of, indebtedness for borrowed money, (ii) any indebtedness evidenced by any note, bond, debenture or other debt security or under any swap, cap, future or other derivative financial instrument, (iii) any indebtedness for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise (other than trade payables and other current liabilities incurred in the ordinary course of business), (iv) any obligation in respect of outstanding letters of credit, acceptances and similar obligations created for the account of such Person, (v) any commitment by which a Person assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit), (vi) any obligations under capitalized leases with respect to which a Person is liable, contingently or otherwise, as obligor, guarantor or otherwise, (vii) any indebtedness secured by a Lien on a Person’s assets and (viii) any guarantee (including guarantees in the form of an agreement to repurchase or reimburse) of any indebtedness, including such obligations described in clauses (i) through (vii) of this definition.

(ff) “Insolvent” shall mean, with respect to any Person (i) the present fair saleable value of such Person’s assets is less than the amount required to pay such Person’s total Indebtedness, (ii) such Person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature, or (iv) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

(gg) “Intellectual Property” shall mean, collectively, all intellectual property and proprietary rights in any jurisdiction throughout the world, including all (i) patents, patent applications (including provisional applications), patent disclosures, invention disclosures, utility models, design patents, certificates of invention, supplementary protection certificates, and industrial designs, and applications for any of the foregoing, including continuations, continuations-in-part, divisionals, substitutions, re-examinations, re-issues, additions, renewals, extensions, patent term extensions, confirmations, registrations, requests for continued examinations, and foreign counterparts, (ii) trademarks, service marks, certification marks, trade dress, trade styles, logos, designs, slogans, taglines, brands, product names, trade names, corporate names, domain names, websites, uniform resource locators, web addresses, other names and locators associated with the Internet, rights to social media accounts, and other indicia of source, origin or quality, and registrations and applications for registration for each of the foregoing, including renewals, and any translations, adaptations, derivations and combinations of any of the foregoing, together with all goodwill of any business symbolized by any of the foregoing, (iii) copyrights, copyrightable works, works of authorship, moral rights, data and database rights, and mask works, and registrations and applications for registration for each of the foregoing, including renewals, (iv) trade secrets and confidential or proprietary information (including ideas, discoveries, improvements, recipes, specifications, concepts, methods, processes, techniques, instructions, formulae, compositions, inventions (whether or not patentable or reduced to practice), know-how, technology, research and development information, data, databases, records, notebooks, drawings, blueprints, flowcharts, diagrams, sketches, specifications, designs, models, methodologies, documentation, plans, proposals, technical and non-technical data, test results, pricing, sales, marketing and cost data and information, financial and marketing plans, and customer and supplier lists and information), (v) Software, (vi) other registrations and applications for any of the foregoing, and (vii) other intellectual property and proprietary rights.

(hh) “Knowledge” shall mean (i) in the case of the Company, the actual knowledge of the individuals listed in Section 1.1(a) of the Company Disclosure Schedules, and (ii) in the case of Parent, Merger Sub or any other member of the Parent Group, the actual knowledge of the individuals listed in Section 1.1(a) of the Parent Disclosure Schedule.

(ii) “Law” shall mean any Order or any PRC (including any subdivision, municipality, province or locality of the PRC), United States federal, state or local or other non-United States or non-PRC law, statute, treaty, convention or ordinance, common law, or any rule, regulation, standard, directive, requirement, policy, license or permit of any Governmental Entity.

(jj) “Lender” means Shanghai Pudong Development Bank Co., Ltd., Shanghai Branch.

(kk) “Lien” shall mean, with respect to any asset, any mortgage, pledge, security interest, encumbrance, lien, license, covenant not to sue, option, right of first refusal, right of first offer, or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof) in respect of such asset, and, with respect to an Equity Interest, any right of first refusal, right of first offer, transfer restriction or call option in respect of such Equity Interest.

(ll) “MOFCOM” shall mean the Ministry of Commerce of the PRC or its competent local counterparts.

(mm) “NASDAQ” shall mean the NASDAQ Global Select Market.

(nn) “NDA” shall mean that certain confidentiality agreement, dated as of June 25, 2015, between the Company and Mr. Michael Xiangyu Chen, as such agreement may be amended from time to time.

(oo) “NDRC” shall mean the National Development and Reform Commission of the PRC or its competent local counterparts.

(pp) “Off-the-Shelf Software Licenses” shall mean licenses from a Third Party for standard, unmodified, “off-the-shelf” software provided in executable form only.

(qq) “Open Source Software” shall mean any Software that is licensed pursuant to (whether or not Source Code is available or included in such license): (i) any license that is, or is substantially similar to, a license currently or in the future approved or identified by the Open Source Initiative, the Free Software Foundation, or any other similar organization, or listed at http://www.opensource.org/licenses, including all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the BSD license, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL); or (ii) any license under which Software or other materials are distributed or licensed as “free software,” “open source software” or under similar terms.

(rr) “Order” shall mean any order, judgment, writ, stipulation, settlement, award, injunction, decree, arbitration award or finding of any Governmental Entity.

(ss) “Parent Disclosure Schedule” shall mean the disclosure schedule, dated as of the date of this Agreement and delivered by Parent to the Company concurrently with the execution and delivery of this Agreement (it being understood that (i) any matter disclosed in any section of the Parent Disclosure Schedule shall be deemed to apply and qualify the section of this Agreement to which it corresponds in number, (ii) the disclosure of any fact or item in any section of the Parent Disclosure Schedule shall, should the relevance of such fact or item to any other section be reasonably apparent on its face, be deemed to be disclosed with respect to that other section, and (iii) disclosure of any matter or item in the Parent Disclosure Schedule shall not be deemed to constitute an acknowledgement that such matter or item is required to be disclosed therein or is material to a representation or warranty set forth in this Agreement and shall not be used as a basis for interpreting the terms “material,” “materially” or “materiality” or any word or phrase of similar import.

(tt) “Parent Termination Fee” shall mean an amount in cash equal to $11,250,000.

(uu) “Permits” shall mean all permits, licenses, franchises, approvals, registrations, filings, qualifications, rights, variances, certificates, certifications, consents, approvals and Orders of all Governmental Entities.

(vv) “Permitted Encumbrances” shall mean: (i) Liens for Taxes, assessments and other levies, fees or charges imposed by any Governmental Entity which are not yet due and payable, or which are being contested in good faith and by appropriate proceedings and, in each case, for which appropriate reserves have been established in accordance with GAAP, (ii) mechanics liens and similar liens for labor, materials or supplies incurred in the ordinary course of business for amounts which are not due and payable and which shall be paid in full and released at Closing, (iii) Liens imposed by applicable Law, (iv) easements, covenants, conditions, restrictions and other similar matters of record affecting title to such real property which do not or would not materially impair the use or occupancy of such real property in the operation of the business conducted thereon, (v) non-exclusive licenses of Intellectual Property granted by the Company or any Company Subsidiary in the ordinary course of business consistent with past practice, and (vi) Liens that are disclosed in the Company SEC Filings filed or furnished prior to the date hereof or otherwise have disclosed in Section 1.1(uu) of the Company Disclosure Schedule.

(ww) “Person” shall mean an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, Governmental Entity or other entity.

(xx) “Personal Data” shall mean any information or data that can be used, directly or indirectly, alone or in combination with other information, to identify an individual and any other information or data pertaining to any individual, including an individual’s name, address, credit or payment card information, bank account number, financial data, email address, date of birth, government-issued identifier, social security number, race, ethnic origin/nationality, and mental or physical health or medical information.

(yy) “PRC” shall mean the People’s Republic of China excluding, for the purposes of this Agreement only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

(zz) “PRC Subsidiary” shall mean all Company Subsidiaries organized under the Laws of the PRC.

(aaa) “Processed” or “Processing” shall mean processing, collection, acquisition, recording, organization, storage, maintenance, adaptation, alteration, retrieval, access, use, disclosure, transfer (including relating to any cross-border transfer), transmission, sharing, combination, blockage, disposition, erasure, or destruction.

(bbb) “Representatives” shall mean, with respect to any Person, such Person’s Affiliates and such Person and its Affiliates’ respective directors, officers, employees, members, partners, accountants, consultants, advisors, attorneys, agents and other representatives.

(ccc) “RMB” shall mean renminbi, the legal currency of the PRC.

(ddd) “Rollover Securityholders” shall mean Dream Data Services Limited, DT01 Holding International Limited, THL A19 Limited and Prometheus Capital (International) Co, Ltd.

(eee) “SAFE” shall mean the State Administration of Foreign Exchange of the PRC.

(fff) “SAFE Circular 7” shall mean the Notice of Certain Matters Regarding the Foreign Exchange Administration for Domestic Individuals Participating in the Share Incentive Plan of An Overseas-Listed Company ( ), dated February 15, 2012 and effective as of the same date, including any amendment, implementing rules, or official interpretation thereof or any replacement, successor or alternative legislation having the same subject matter thereof.

(ggg) “Sarbanes-Oxley Act” shall mean the United States Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

(hhh) “SEC” shall mean the United States Securities and Exchange Commission.

(iii) “Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(jjj) “Shareholder Approval” shall mean the authorization and approval of this Agreement (including the Plan of Merger) and the Transactions (including the Merger) by the affirmative vote of shareholders representing two-thirds (2/3) or more of the Company Shares present and voting in person or by proxy as a single class at the Company Shareholders Meeting in accordance with Section 233(6) of the Cayman Companies Law and the Company Memorandum and Articles.

(kkk) “Software” shall mean (i) software of any type, including computer programs, applications, middleware, software development kits, libraries, tools, interfaces, firmware, compiled or interpreted programmable logic, objects, bytecode, machine code, games, software implementations of algorithms, models and methodologies, whether in Source Code or object code form; (ii) data, collections of data, databases and compilations, whether machine readable or otherwise; and (iii) documentation related to any of the foregoing, including descriptions, schematics, flow-charts, notes, and work product used to design, plan, organize, and develop any of the foregoing, and programmer and user documentation, manuals, and support and training materials; together with intellectual property and proprietary rights in and to any of the foregoing.

(lll) “Source Code” shall mean one or more statements in human readable form relating to Software and other source code, including comments, definitions and annotations, which are generally formed and organized to the syntax of a computer or programmable logic programming language, together with any and all text, data and data structures, diagrams, graphs, charts, presentations, manuals, instructions, procedures, and other information that describe the foregoing.

(mmm) “Sponsors” shall mean Michael Xiangyu Chen, Anfernee Song Guan, Kingsun (Shanghai) Investment Co., Ltd., Beijing Junlianxinhai Private Equity Investment Partnership (Limited Partnership) ( ), Ruipu Lehua (Tianjin) Investment Center (Limited Partnership) ( ), Peking Pusi Investment Co., Ltd. ( ), V Capital Company Limited ( ), LT Prosperity (Tianjin) Asset Management Co., Ltd. ( ), Jiaxing Yaming Investment Partnership (Limited Partnership) ( ( )), Jiaxing Nuoxin Investment Partnership (Limited Partnership) ( ( )), Fortune Wisdom Venture Capital Co., Ltd. ( ), Newplus iDream Investment Partnership (Limited Partnership) ( ), Shanghai Super Star Venture Capital Partners (Limited Partnership) ( ), Guangxi Xi Hui He Ying Investment Management Partnership (Limited Partnership) ( ), Shanghai Greenwoods Asset Management Limited ( ), Shanghai Weiying Gefei Investment Management Ltd. ( ), Hengqin Dream Yongtai Equity Investment Enterprise (Limited Partnership) ( ) and Hengqin Dream Ruitong Equity Investment Enterprise (Limited Partnership) ( ).

(nnn) “Sponsor Required Approvals” shall mean the filings or registration with, and/or approvals of NDRC, MOFCOM and/or SAFE or the designated banks to the extent required with respect to the overseas investment by the Sponsors in connection with the consummation of the Transactions and the other transactions contemplated by the Equity Financing Commitments and the Limited Guarantees.

(ooo) “Subsidiary” or “Subsidiaries” of any Person shall mean (i) any corporation of which a majority of the Equity Interest entitled to vote generally in the election of directors thereof, at the time as of which any determination is being made, are owned, directly or indirectly, by such Person, (ii) any joint venture, general or limited partnership, limited liability company or other legal entity in which such Person is the record or beneficial owner, directly or indirectly, of a majority of the voting interests or the general or managing partner or the managing member and (iii) any corporation, limited liability company, partnership, association, trust, unincorporated organization, or other entity whose assets and financial results are consolidated with the net earnings of such Person and are recorded on the books of such Person for financial reporting purposes in accordance with GAAP.

(ppp) “Superior Proposal” shall mean a written bona fide Acquisition Proposal (with all of the percentages included in the definition of Acquisition Proposal increased to thirty percent (30%)) that is obtained not in violation of Section 6.4 of this Agreement and the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee (after (x) consultation with its independent nationally recognized financial advisor and outside legal counsel and (y) taking into consideration, among other things, all of the terms and conditions, including all legal, financial, regulatory and other aspects, of such Acquisition Proposal and this Agreement (in each case taking into account any revisions to this Agreement made or proposed in writing by Parent pursuant to Section 6.4(d) or otherwise prior to the time of determination), including financing, regulatory approvals, shareholder litigation, identity of the Person or group making the offer, breakup or termination fee and expense reimbursement provisions, expected timing and risk and likelihood of consummation and other relevant events and circumstances), to be more favorable to holders of Company Shares (other than the holders of Excluded Shares) than the Transactions.

(qqq) “Supporting Securityholders” shall mean Dream Data Services Limited, Shipshape Holdings Limited, DT01 Holding International Limited, THL A19 Limited, Prometheus Capital (International) Co, Ltd., Ultimate Lenovo Limited, Redpoint Associates IV, L.L.C., Redpoint Ventures IV, L.P., LC Fund V, L.P. and LC Parallel Fund V, L.P.

(rrr) “Tax” or “Taxes” shall mean any and all means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind whatsoever (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity or taxing authority, including, without limitation: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment (including withholding obligations imposed on employer/payer), estimated, unclaimed property, environmental, social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges, and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

(sss) “Tax Incentive” shall mean any Tax exemptions, Tax holidays, Tax deferrals, Tax incentives, Tax credits (including without limitation Tax refunds and rebates), or other preferential Tax treatments or Tax rebates (including agreements for the deferred payment of any Tax liability) or other formal or informal arrangement with any Governmental Entity or other taxation authority.

(ttt) “Tax Returns” shall mean any application, report, filing, claim for return, election or return (including any information return) or statement filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedules, attachments, supplements or amendments thereto.

(uuu) “Third Party” shall mean any Person or group other than the Company, the Company Subsidiaries, the Parent Group or any Person in the Parent Group.

(vvv) “Unvested Company Option” shall mean any Company Option that is not a Vested Company Option.

(www) “Vested Company Option” means any Company Option that shall have become vested on or prior to the Closing Date in accordance with the terms of such Company Option.

(xxx) “VIE” means each of Shenzhen iDreamSky Technology Co., Ltd. ( ), Shenzhen Mengyu Technology Co., Ltd. ( ) and Beijing Chuangmeng Wuxian Technology Co., Ltd. ( ), collectively, the “VIEs”.

(yyy) “VIE Contracts” means the following agreements: (i) Exclusive Business Cooperation Agreement, dated April 19, 2012, between Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd. and Shenzhen iDreamSky Technology Co., Ltd., (ii) Exclusive Option Agreement, dated March 12, 2014, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Shenzhen iDreamSky Technology Co., Ltd. and the shareholder of Shenzhen iDreamSky Technology Co., Ltd., (iii) Loan Agreement, dated March 12, 2014, between Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd. and the shareholder of Shenzhen iDreamSky Technology Co., Ltd., (iv) Equity Interest Pledge Agreement, dated March 12, 2014, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Shenzhen iDreamSky Technology Co., Ltd. and the shareholder of Shenzhen iDreamSky Technology Co., Ltd., (v) Power of Attorney, dated November 29, 2013, by the shareholder of Shenzhen iDreamSky Technology Co., Ltd., (vi) Spouse Consent Letter, dated March 12, 2014, by the spouse of the shareholder of Shenzhen iDreamSky Technology Co., Ltd., (vii) Exclusive Business Cooperation Agreement, dated April 19, 2012, between Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd. and Shenzhen Mengyu Technology Co., Ltd., (viii) Exclusive Option Agreements, dated March 5, 2014, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Shenzhen Mengyu Technology Co., Ltd. and the shareholders of Shenzhen Mengyu Technology Co., Ltd., (ix) Loan Agreements, dated March 5, 2014, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd. and the shareholders of Shenzhen Mengyu Technology Co., Ltd., (x) Equity Interest Pledge Agreements, dated March 5, 2014, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Shenzhen Mengyu Technology Co., Ltd. and the shareholders of Shenzhen Mengyu Technology Co., Ltd., (xi) Powers of Attorney, dated November 29, 2013, by the shareholders of Shenzhen Mengyu Technology Co., Ltd., (xii) Spouse Consent Letters, dated March 5, 2014, by the respective spouse of each of the shareholders of Shenzhen Mengyu Technology Co., Ltd., (xiii) Exclusive Business Cooperation Agreement, dated April 19, 2012, between Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd. and Beijing Chuangmeng Wuxian Technology Co., Ltd., (xiv) Exclusive Option Agreements, dated November 29, 2013, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Beijing Chuangmeng Wuxian Technology Co., Ltd. and the shareholders of Beijing Chuangmeng Wuxian Technology Co., Ltd., (xv) Equity Interest Pledge Agreements, dated November 29, 2013, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Beijing Chuangmeng Wuxian Technology Co., Ltd. and the shareholders of Beijing Chuangmeng Wuxian Technology Co., Ltd., (xvi) Powers of Attorney, dated November 29, 2013, by the shareholders of Beijing Chuangmeng Wuxian Technology Co., Ltd. and (xvii) Spouse Consent Letters, dated November 29, 2013, by the respective spouse of each of the shareholders of Beijing Chuangmeng Wuxian Technology Co., Ltd.

Section 1.2 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Defined Term	Section
Acceptable Confidentiality Agreement	Section 6.4(b)
Action	Section 4.12
Agreement	Preamble
Alternate Debt Financing	Section 6.6(a)
Alternative Acquisition Agreement	Section 6.4(c)
Bankruptcy and Equity Exception	Section 4.3(a)
Cayman Companies Law	Preamble
Certificates	Section 3.2(c)
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble

Defined Term	Section
Company Adverse Recommendation Change	Section 6.4(c)
Company Board	Preamble
Company Financial Advisor	Section 4.3(b)
Company Financial Statements	Section 4.6(b)
Company Group	Section 8.2(f)(i)
Company Intellectual Property	Section 4.14(b)
Company Material Contract	Section 4.11(b)
Company Plan(s)	Section 4.9(a)
Company Recommendation	Section 4.3(b)
Company Representatives	Section 6.3(a)
Company SEC Filings	Section 4.6(a)
Company Shareholders Meeting	Section 6.2(e)(i)
Company Subsidiary	Section 4.1
Company Workers	Section 4.14(e)
Debt Financing	Section 5.6(a)
Debt Financing Commitment	Section 5.6(a)
Dissenter Rights	Section 3.1(e)
Dissenting Shares	Section 3.1(e)
Dissenting Shareholders	Section 3.1(e)
Effective Time	Section 2.3
Equity Financing	Section 5.6(b)
Equity Financing Commitments	Section 5.6(b)
End Date	Section 8.1(b)(i)
Exchange Fund	Section 3.2(b)
Fee Letter	Section 5.6(c)
Financing	Section 5.6(b)
Financing Commitments	Section 5.6(b)
Guarantor	Preamble
HKIAC	Section 9.7(c)
Indemnified Parties	Section 6.12
Investments	Section 4.2(d)
Leased Real Property	Section 4.17(b)
Limited Guarantee	Preamble
Merger	Preamble
Merger Sub	Preamble
New Debt Financing Commitment	Section 6.6(a)
Notice Period	Section 6.4(d)(iii)
Owned Real Property	Section 4.17(a)
Parent	Preamble
Parent Group	Section 8.2(f)(i)

Defined Term	Section
Parent Representatives	Section 6.3(a)
Party	Preamble
Paying Agent	Section 3.2(a)
Per ADS Merger Consideration	Section 3.1(b)
Per Share Merger Consideration	Section 3.1(b)
Plan of Merger	Section 2.3
Proprietary Software	Section 4.14(h)
Proxy Statement	Section 6.2(a)
Registrar of Companies	Section 2.3
Rollover Securities	Preamble
SAFE Rules and Regulations	Section 4.5(b)
Schedule 13E-3	Section 4.4(b)
Special Committee	Preamble
Support Agreement	Preamble
Surviving Company	Section 2.1
Transactions	Preamble
Transaction Litigation	Section 6.9
Uncertificated Shares	Section 3.2(c)

Section 1.3 Interpretation. In this Agreement, unless otherwise specified, the following rules of interpretation apply:

(a) references to Sections, Schedules, Annexes, Exhibits, Clauses and Parties are references to sections or sub-sections, schedules, annexes, exhibits and clauses of, and parties to, this Agreement;

(b) references to any Person include references to such Person’s successors and permitted assigns;

(c) words importing the singular include the plural and vice versa;

(d) words importing one gender include the other gender;

(e) references to the word “including” do not imply any limitation;

(f) references to months are to calendar months;

(g) the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(h) references to “$” or “dollars” refer to U.S. dollars; and

(i) a defined term has its defined meaning throughout this Agreement and in each Exhibit and Schedule to this Agreement, regardless of whether it appears before or after the place where it is defined.

ARTICLE II

THE MERGER

Section 2.1 The Merger. Upon the terms and subject to satisfaction of the conditions set forth in this Agreement or waiver by the Party having the benefit of such condition, and in accordance with the Cayman Companies Law, Merger Sub shall be merged with and into the Company at the Effective Time. As a result of the Merger, Merger Sub shall cease to exist and will be struck off the Register of Companies in the Cayman Islands and the Company shall continue as the surviving company of the Merger (the “Surviving Company”) under the laws of the Cayman Islands as a wholly-owned subsidiary of Parent.

Section 2.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place on a day that is a Business Day (a) at the offices of Kirkland & Ellis, 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong no later than the fifteen (15th) Business Day following the satisfaction of the conditions set forth in Article VII (other than (i) those conditions that are waived in accordance with the terms of this Agreement by the Party or Parties for whose benefit such conditions exist and (ii) any such conditions, which by their terms, are not capable of being satisfied until the Closing (but subject to their satisfaction or waiver prior to or at the Closing)), or (b) at such other place, time and/or date as the Parties may otherwise agree. The date upon which the Closing actually occurs is referred to herein as the “Closing Date”. For the avoidance of doubt, a condition set forth in Article VII may only be waived in writing by the Party or Parties entitled to such condition under this Agreement.

Section 2.3 Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated under the Cayman Companies Law by executing and filing the Plan of Merger substantially in the form attached hereto as Exhibit A (the “Plan of Merger”) with the Registrar of Companies of the Cayman Islands (the “Registrar of Companies”), together with such other appropriate documents, in such forms as are required by, and executed in accordance with, the applicable provisions of the Cayman Companies Law (the time of filing of the Plan of Merger by the Registrar of Companies, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Plan of Merger, being referred to herein as the “Effective Time”).

Section 2.4 Effect of the Merger. At and after the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Plan of Merger and in the applicable provisions of the Cayman Companies Law. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company in accordance with the provisions of the Cayman Companies Law.

Section 2.5 Company Memorandum and Articles of Association. At the Effective Time, subject to Section 6.12 hereof, the Surviving Company shall adopt the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, as the memorandum and articles of association of the Surviving Company, save and except that (a) all references to the name “Dream Merger Sub Limited” therein shall be amended to “iDreamSky Technology Limited” and (ii) the share capital therein shall be described consistent with the Plan of Merger, until thereafter amended in accordance with the applicable provisions of the Cayman Companies Law and such memorandum and articles of association.

Section 2.6 Directors and Officers.

(a) The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Company until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

(b) The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Company until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

ARTICLE III

EFFECT OF MERGER ON ISSUED SHARE CAPITAL; MERGER

CONSIDERATION; EXCHANGE OF CERTIFICATES

Section 3.1 Share Capital. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities, the following shall occur:

(a) Share Capital of Merger Sub. Each ordinary share, par value $0.01 per share, in the share capital of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable ordinary share of the Surviving Company, with the rights, powers and privileges set out in the memorandum and articles of association of the Surviving Company.

(b) Company Shares and ADSs. Each Company Share (including Company Shares represented by ADSs) that is issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) shall be canceled and cease to exist in exchange for the right to receive $3.50 in cash without interest (the “Per Share Merger Consideration”), payable in the manner provided in Section 3.2 (or in the case of a Company Share represented by a lost, stolen or destroyed certificate, upon delivery of an affidavit in the manner provided in Section 3.4). For the avoidance of doubt, because each ADS represents four (4) Class A Shares, each ADS that is issued and outstanding immediately prior to the Effective Time (other than ADSs that represent Excluded Shares) shall represent the right to surrender the ADS in exchange for $14.00 in cash without interest (the “Per ADS Merger Consideration”) subject to the terms and conditions set forth in this Agreement and in the Deposit Agreement.

(c) Cancellation of Certain Shares. Each Excluded Share other than Dissenting Shares shall be cancelled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor and the register of members of the Company shall be amended accordingly.

(d) Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, the Per Share Merger Consideration and/or the Per ADS Merger Consideration as applicable, shall be adjusted appropriately to reflect the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Company Shares), reclassification, combination, exchange of shares, change or readjustment in the ratio of Company Shares represented by each ADS or other like change with respect to Company Shares occurring, or with a record date, on or after the date hereof and prior to the Effective Time, and such adjustment to the Per Share Merger Consideration and/or the Per ADS Merger Consideration, as applicable, shall provide to the holders of Company Shares (including Company Shares represented by ADSs) the same economic effect as contemplated by this Agreement prior to such action.

(e) Statutory Dissenters Rights. Notwithstanding anything in this Agreement to the contrary, any Company Shares that are issued and outstanding immediately prior to the Effective Time and are held by a holder of Company Shares (each, a “Dissenting Shareholder”) who has validly exercised and not withdrawn or lost its right to dissent from the Merger (“Dissenter Rights”) pursuant to Section 238 of the Cayman Companies Law (collectively, the “Dissenting Shares”) shall be cancelled at the Effective Time and shall not be converted into or exchangeable for or represent the right to receive the Per Share Merger Consideration (except as provided in this Section 3.1(e)), and each such Dissenting Shareholder shall be entitled only to payment of the fair value of such Dissenting Shares in accordance with Section 238 of the Cayman Companies Law. If any Dissenting Shareholder shall have effectively withdrawn (in accordance with the Cayman Companies Law) or lost the right to dissent, then as of the later of the Effective Time or the occurrence of such event, the Dissenting Shareholder shall, in respect of its Dissenting Shares cancelled at the Effective Time, be entitled to receive the Per Share Merger Consideration (without interest), pursuant to this Section 3.1. The Company shall give Parent (i) prompt notice of any written notice of exercise of Dissenter Rights, attempted withdrawals of such Dissenter Rights, and any other instruments served pursuant to applicable Law that are received by the Company relating to Company shareholders’ exercise of Dissenter Rights and (ii) the opportunity to direct all negotiations and proceedings with respect to the exercise of Dissenter Rights under the Cayman Companies Law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any exercise of Dissenter Rights, offer to settle or settle any such Dissenter Rights or approve any withdrawal of any such Dissenter Rights prior to the vote on the Merger at the Company Shareholders Meeting.

(f) Company Share Awards.

(i) Termination of Company Share Plans and Company Share Awards. As promptly as practicable following the date of this Agreement, the Company Board (or, if appropriate, any committee thereof administering the Company Share Plans) shall take action to (A) terminate the Company Share Plans and any relevant award agreements entered into under the Company Share Plans, (B) cancel each Company Option that is outstanding and unexercised, whether or not vested or exercisable, and (C) cancel each Company Restricted Share that is outstanding immediately prior to the Effective Time, each of the foregoing (A) to (C) taking effect at the Effective Time, and take such other actions as are required to give effect to the transactions contemplated by this Section 3.1(f). The Company Board (or any committee thereof) shall not communicate with employees of the Company or any Company Subsidiary regarding the compensation, benefits or other treatment in a manner inconsistent with this Agreement, except in the context of an Acquisition Proposal or if such communication is otherwise required by its fiduciary duties under applicable Laws.

(ii) Vested Company Options. Each holder of a Vested Company Option that is cancelled at the Effective Time shall, in exchange therefor, be paid by or on behalf of the Surviving Company, through payroll and subject to applicable withholding, as soon as practicable after the Effective Time but in any event no later than the second regularly scheduled payroll date following the Closing (without interest), a cash amount equal to the product of (A) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such vested Company Option and (B) the number of Shares underlying such Vested Company Option; provided that if the Exercise Price of any such Vested Company Option is equal to or greater than the Per Share Merger Consideration, such Vested Company Option shall be cancelled without any payment therefor.

(iii) Unvested Company Options. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, each Unvested Company Option that remains outstanding as of immediately prior to the Effective Time shall be cancelled and replaced with an award to purchase a number of ordinary shares of Holdco no less than the number of Company Shares subject to such Unvested Company Option, pursuant to the terms and conditions to be determined by Parent and entitling the holder thereof to economic value no less than the original Unvested Company Option.

(iv) Company Restricted Shares. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time,

(1)	each Company Restricted Share (other than those held by members of the Special Committee) that remains outstanding as of immediately prior to the Effective Time shall be cancelled in exchange for an award to purchase a number of ordinary shares of Holdco no less than the number of Company Shares subject to such Company Restricted Share, pursuant to the terms and conditions to be determined by Parent and entitling the holder thereof to economic value no less than the original Company Restricted Share; and

(2)	each Company Restricted Share held by members of the Special Committee that remains outstanding as of immediately prior to the Effective Time shall be cancelled in exchange for a cash amount equal to the Per Share Merger Consideration.

Section 3.2 Exchange of Certificates.

(a) Paying Agent. Prior to the Closing, Parent shall select a bank or trust company reasonably acceptable to the Special Committee to act as the paying agent for the Merger (the “Paying Agent”) and, in connection therewith, shall enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company.

(b) Exchange Fund. Prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent, for payment to the holders of Company Shares (including Company Shares represented by ADSs, but not including Excluded Shares), cash in immediately available funds in an amount sufficient for the Paying Agent to make payments under Section 3.1(b), Section 3.1(f)(ii) and Section 3.1(f)(iv)(2). Until disbursed in accordance with the terms and conditions of this Agreement, such funds shall be invested by the Paying Agent, as directed by Parent, in obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America (such cash amount being referred to herein as the “Exchange Fund”). Any interest and other income resulting from such investments shall be paid to Parent. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to this Section 3.2. Parent or the Surviving Company shall pay all charges and expenses, including those of the Paying Agent, incurred by it in connection with the exchange of Company Shares pursuant to this Article III. To the extent that the cash in the Exchange Fund is insufficient to fully satisfy all of the payment obligations to be made in cash by the Paying Agent under Section 3.1, Parent shall, or after the Effective Time, shall cause the Surviving Company to, promptly deposit or cause to be deposited cash in immediately available funds into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

(c) Payment Procedures. Promptly following the Effective Time (and in any event within (x) five (5) Business Days in the case of record holders other than the Depositary and (y) three (3) Business Days in the case of the Depositary), Parent and the Surviving Company shall cause the Paying Agent to mail (or in the case of the Depository Trust Company, deliver) to each holder of record (as of immediately prior to the Effective Time) of Company Shares, including Company Shares which immediately prior to the Effective Time were (i) represented by a certificate or certificates (the “Certificates”) and (ii) not represented by a certificate or certificates (the “Uncertificated Shares”) which were cancelled and exchanged into the right to receive the Per Share Merger Consideration pursuant to Section 3.1 (and excluding, for the avoidance of doubt, the Excluded Shares), (A) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent), and (B) instructions for effecting the surrender of the Certificates in exchange for the Per Share Merger Consideration payable in respect thereof pursuant to the provisions of this Article III. Upon surrender of Certificates (or affidavit in lieu of the Certificates as provided in Section 3.4) for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of the Company Shares represented by such Certificates shall be entitled to receive in exchange therefor an amount in cash equal to the product of the number of Company Shares represented by such Certificates multiplied by the Per Share Merger Consideration to which the holder thereof is entitled pursuant to Section 3.1(b), and the Certificates so surrendered shall forthwith be canceled. Upon receipt by the Paying Agent of confirmation by the Company that the Uncertificated Shares have been canceled, the holders of such Uncertificated Shares shall be entitled to receive in exchange therefor an amount in cash equal to the product of the number of the Uncertificated Shares multiplied by the Per Share Merger Consideration to which the holder thereof is entitled pursuant to Section 3.1(b). The Paying Agent shall accept such Certificates and such confirmation by the Company with respect to the Uncertificated Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Company Shares represented by the Certificates and the cancellation of such Uncertificated Shares on the aggregate Per Share Merger Consideration payable upon the surrender of such Certificates and cancellation of Uncertificated Shares pursuant to this Section 3.2. Until so surrendered, outstanding Certificates shall be deemed from and after the Effective Time, to evidence only the right to receive an amount in cash equal to the product of the number of Company Shares represented by such Certificates multiplied by the Per Share Merger Consideration, without interest thereon, payable in respect thereof pursuant to the provisions of this Article III. Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (x) the Paying Agent will transmit to the Depositary promptly following the Effective Time an amount in cash in immediately available funds equal to the product of (1) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares) multiplied by (2) the Per ADS Merger Consideration and (y) the Depositary will distribute the Per ADS Merger Consideration to ADS holders (other than with respect to ADSs representing Excluded Shares) upon surrender by them of the ADSs. Pursuant to the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary and government charges (including any ADS cancellation or termination fee payable in accordance with the Deposit Agreement and withholding Taxes if any) due to or incurred by the Depositary in connection with the cancellation of the ADSs surrendered and distribution of the aggregate Per ADS Merger Consideration to ADS holders. No interest will be paid or accrued on any amount payable in respect of the ADSs.

(d) Transfers of Ownership. In the event that a transfer of ownership of Company Shares is not registered in the register of members of the Company, or if the Per Share Merger Consideration is to be paid in a name other than that in which the relevant Company Share is registered in the register of members of the Company, the Per Share Merger Consideration may be paid to a Person other than the Person in whose name the relevant Company Share is registered in the register of members of the Company only upon delivery of evidence to the satisfaction of Parent (or any agent designated by Parent) of such Person’s entitlement to the relevant Company Share and if the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of such Company Share, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer Taxes have been paid or are otherwise not payable.

(e) Required Withholding. Each of the Paying Agent, Parent, Merger Sub and the Surviving Company (and any other Person that has a withholding obligation), subject to Section 3.2(e) of the Parent Disclosure Schedule, without double counting, shall be entitled to deduct and withhold or cause to be deducted and withheld from any consideration payable pursuant to this Agreement to any holder of Company Shares (including Company Shares represented by ADSs), Company Options or Company Restricted Shares, or other compensation or equity related payments, such amounts as may be required to be deducted or withheld therefrom under applicable Tax Laws. To the extent that such amounts are so deducted, withheld and remitted to the applicable Governmental Entity, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Paying Agent, Depositary, Parent, the Surviving Company or any other Party shall be liable to a holder of Company Shares (including Company Shares represented by ADSs), Company Options or Company Restricted Shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Distribution of Exchange Fund to Surviving Company. Any portion of the Exchange Fund that remains undistributed to the holders of the Company Shares or ADSs on the date that is six (6) months after the Effective Time shall be paid to the Surviving Company upon demand, and any holders of Company Shares (other than Excluded Shares) or ADSs that were issued and outstanding immediately prior to the Effective Time who have not theretofore received the Per Share Merger Consideration or Per ADS Merger Consideration payable to them in consideration for the cancellation of each of their Company Shares or ADSs representing such Company Shares pursuant to the provisions of this Section 3.2 (whether as a result of their failure to surrender their Certificates or otherwise) shall thereafter look for payment of the Per Share Merger Consideration or Per ADS Merger Consideration, as applicable, payable in respect of each of such Company Shares or ADSs solely to the Surviving Company for any claim to the applicable Per Share Merger Consideration or Per ADS Merger Consideration to which such holders may be entitled pursuant to the provisions of this Article III without interest thereon.

Section 3.3 No Further Ownership Rights. From and after the Effective Time, all Company Shares (including Company Shares represented by ADSs) shall no longer be outstanding, all Company Shares shall automatically be cancelled and cease to exist, and all ADSs shall be surrendered, and each holder of a Company Share or ADSs representing any Company Shares shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration or the Per ADS Merger Consideration payable for each of such Company Shares (other than Excluded Shares) or ADSs (other than ADSs representing Excluded Shares) upon the cancellation of each of such Company Shares or ADSs in accordance with the provisions of Section 3.2. The Per Share Merger Consideration and the Per ADS Merger Consideration paid for each Company Share or ADS in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares (including Company Shares represented by ADSs). From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Company of Company Shares (including Company Shares represented by ADSs) that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates, Uncertificated Shares or ADSs are presented to the Surviving Company for any reason, they shall be surrendered, canceled or exchanged as provided in this Article III.

Section 3.4 Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, an amount in cash equal to the product of the number of Company Shares represented by such Certificates multiplied by the Per Share Merger Consideration to which the holder thereof is entitled pursuant to Section 3.1(b).

Section 3.5 Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to the Depositary to terminate the Deposit Agreement in accordance with its terms.

Section 3.6 Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Company Shares for the purposes of Section 238(8) of the Cayman Companies Law.

Section 3.7 Necessary Further Actions. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the directors and officers of the Company and Merger Sub shall take any such lawful and necessary action.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the Company SEC Filings filed prior to the date hereof (excluding the exhibits and schedules thereto, disclosures contained in the “Risk Factors” and “Forward-Looking Statements” sections thereof, any other forward-looking statements or any other disclosures of risks or uncertainties that are non-specific, of general application, predictive, cautionary or forward-looking in nature set forth therein prior to the date of this Agreement), (ii) as set forth in the Company Disclosure Schedule, or (iii) for any matters known by any of Parent, Merger Sub, Michael Xiangyu Chen or Anfernee Song Guan, the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 4.1 Organization and Qualification. The Company is an exempted company, duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. Each Subsidiary of the Company (each, a “Company Subsidiary”) has been duly organized, and is validly existing and, where such concept is recognized, in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and each of the Company and the Company Subsidiaries has obtained all applicable Permits relative to its formation and organization from all applicable Governmental Entities except to the extent the failure of any Company Subsidiary to be so organized, existing or in good standing or of the Company or any Company Subsidiary to have such Permits has not had and would not have a Company Material Adverse Effect. Section 4.1 of the Company Disclosure Schedule contains a correct and complete list of all of the Company Subsidiaries, the ownership interest of the Company in each Company Subsidiary, and the ownership interest of any other Person or Persons in each Company Subsidiary. Each of the Company and the Company Subsidiaries has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority has not had and would not have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business (and, in the case of the PRC Subsidiaries, successfully passed all applicable annual audits in accordance with PRC Law), and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that have not had and would not have a Company Material Adverse Effect. The Company has heretofore furnished or otherwise made available to Parent a complete and correct copy of the Company Memorandum and Articles or equivalent organizational documents, each as amended to date, of each of the Company and the Company Subsidiaries. Such memorandum and articles of association or equivalent organizational documents are in full force and effect as of the date hereof. The Company or any Company Subsidiary is not in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents in any material respect.

Section 4.2 Capitalization.

(a) The authorized share capital of the Company consists of US$50,000 divided into 418,553,880 Class A Shares and 81,446,120 Class B Shares, among which, there are (i) 103,761,433 Class A Shares (other than treasury shares but including Class A Shares deposited with the Depositary and reserved for issuance upon exercise of outstanding Company Options and vesting of Company Restricted Shares) issued and outstanding, (ii) 81,446,120 Class B Shares (other than treasury shares) issued and outstanding, (iii) 705,200 Class A Shares held as treasury shares of the Company, (iv) 360,000 Company Shares issuable upon exercise of outstanding Company Options, (v) 10,153,356 Company Restricted Shares, and (vi) no Company Shares owned by any Company Subsidiary. Section 4.2(a) of the Company Disclosure Schedule sets forth the number of Shares subject to the outstanding Company Share Awards granted under each Company Share Plan and the exercise or purchase price of such Company Share Awards. All of the outstanding shares in the share capital of the Company have been duly authorized and validly issued and are fully paid and non-assessable. All Company Shares issuable upon exercise or vesting of Company Share Awards have been duly reserved for issuance by the Company, and upon any issuance of such shares in accordance with the terms of the applicable Company Share Plan, will be duly authorized, validly issued and fully paid and non-assessable. Except as otherwise provided in this Agreement, there are no commitments or agreements of any character to which the Company or any Company Subsidiary is bound obligating such Company or Company Subsidiary to accelerate or otherwise alter the vesting of any Company Share Awards as a result of any of the Transactions.

(b) Except as set forth in Section 4.2(a), there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound relating to the issued or unissued Equity Interests of the Company, or securities convertible into or exchangeable for such Equity Interests, or obligating the Company to issue or sell any of its share capital or other Equity Interests, or securities convertible into or exchangeable for such share capital of, or other Equity Interests in, the Company (which, for purposes of this Agreement, will be deemed to include share appreciation rights, “phantom shares” or other commitments that provide any right to receive value or benefits similar to such share capital, securities or other rights). There are no outstanding Contracts or other obligations of the Company or any Company Subsidiary affecting the voting rights of or requiring the repurchase, redemption, issuance, creation or disposition of, any Equity Interests in the Company. Since the date of this Agreement, the Company has not issued any shares of its share capital, or securities convertible into or exchangeable for such shares or any other Equity Interests in the Company, except for issuances pursuant to the exercise of Company Options outstanding on such date in accordance with the terms of such Company Options as of such date. There are no issued or outstanding bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the holders of Company Shares may vote.

(c) Each outstanding share or other Equity Interest of each Company Subsidiary is duly authorized, validly issued, fully paid (and, in the case of each PRC Subsidiary, the payment thereof has been duly verified by an independent certified public accountant and has been duly registered with the applicable company registration authority), non-assessable and free of preemptive rights and is held, directly or indirectly, by the Company or another Company Subsidiary free and clear of all Liens, and subject to the Laws of the PRC with respect to the PRC Subsidiaries, free of any restriction which prevents the payment of dividends to the Company or any Company Subsidiary. There are no subscriptions, options, warrants, rights, calls, Contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase, exchange, cancellation or sale of any Equity Interest or other ownership interests of any Company Subsidiary, including any right of conversion or exchange under any outstanding security, instrument or agreement, except in connection with the VIE Contracts.

(d) Section 4.2(d) of the Company Disclosure Schedule sets forth a true and complete list of (i) each Company Subsidiary, and (ii) the name, jurisdiction of organization and the Company’s (or the Company Subsidiary’s) percentage ownership of any and all Persons in which the Company or any Company Subsidiary owns, or has the right or obligation to acquire any Equity Interest (other than any Company Subsidiary) as of the date hereof (collectively, the “Investments”). All of the Investments are owned by the Company or by a Company Subsidiary free and clear of all Liens. Except for the share capital and other ownership interests of the Company Subsidiaries and the Investments, the Company does not own, directly or indirectly, any share capital or other voting or equity securities or interests in any Person that is material to the business of the Company and the Company Subsidiaries, taken as a whole.

(e) Neither the Company nor any of the Company Subsidiaries has entered into any Contract, commitment, arrangement or agreement, or are otherwise obligated, to contribute capital, loan money or otherwise provide funds or make additional investments in any other Person. There are no shareholder agreements, voting trusts, proxies or other agreements or understandings to which the Company or any Company Subsidiary is a party or by which any of them is bound relating to the transfer, voting or registration of any shares of share capital of the Company or any Company Subsidiary or preemptive rights with respect thereto.

(f) The Company does not have any secured creditors holding a fixed or floating security interest.

Section 4.3 Corporate Authority; Approval and Fairness.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions, subject only to the authorization and approval of this Agreement, the Plan of Merger and the Merger by the Shareholder Approval. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized by the Company Board and no other corporate authorizations on the part of the Company and no shareholder votes are necessary to authorize this Agreement or to consummate the Transactions other than the Shareholder Approval. This Agreement has been duly authorized and validly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by Parent and Merger Sub, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b) On or prior to the date of this Agreement, (i) the Special Committee has received from Duff & Phelps, LLC (the “Company Financial Advisor”), its written opinion, to the effect that, as of the date of such opinion, subject to the limitations, qualifications and assumptions set forth therein, that the Per Share Merger Consideration to be received by the holders of Company Shares (other than Excluded Shares) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares) are fair, from a financial point of view, to such holders (it being agreed and understood that such opinion may not be relied on by Parent or Merger Sub) and (ii) the Company Board (acting upon the unanimous recommendation of the Special Committee) has determined that this Agreement, the Plan of Merger and the Transactions, are fair to and in the best interest of the Company and its shareholders (other than the holders of Excluded Shares), validly approved the execution, delivery and performance by the Company of this Agreement and the Transactions, directed that this Agreement, the Plan of Merger and the Transactions be submitted to the holders of Company Shares for their authorization and approval, and resolved to recommend to the shareholders of the Company that they authorize and approve this Agreement, the Plan of Merger and the Merger in accordance with the Cayman Companies Law (the “Company Recommendation”), which resolutions, subject to Section 6.4(d), have not been subsequently withdrawn or modified in a manner adverse to Parent.

Section 4.4 No Conflict; Required Filings and Consents.

(a) The execution and delivery by the Company of this Agreement do not, and the performance by the Company of this Agreement and the consummation by the Company of the Merger and the other Transactions will not, (i) assuming the Shareholder Approval is obtained, conflict with or violate any provision of the Company Memorandum and Articles or any equivalent organizational or governing documents of any Company Subsidiary, (ii) assuming that all consents, approvals and authorizations described in Section 4.4(b) will have been obtained prior to the Effective Time, all filings and notifications described in Section 4.4(b) will have been made and any waiting periods or approvals thereunder will have terminated, expired or been obtained prior to the Effective Time and the Shareholder Approval is obtained, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected or (iii) violate, conflict with, require any consent or approval under, result in any breach of or any loss of any benefit under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company or any Company Subsidiary pursuant to, any Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets are bound, except, with respect to clauses (ii) and (iii), for matters that would not have a Company Material Adverse Effect.

(b) Except as set forth in Section 4.4(b) of the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company do not, and the performance by the Company of this Agreement and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for any consent, approval, authorization, filing or notification required under any U.S. federal or state securities Laws or the rules and regulations of NASDAQ, including the joining of the Company in the filing of the Rule 13E-3 Transaction Statement on Schedule 13E-3 (including any amendments or supplements thereto, the “Schedule 13E-3”) and the furnishing of Form 6-K with the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Form 6-K to respond to comments of the SEC, if any, (ii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies and publication of notice of the Merger in the Cayman Islands Government Gazette in each case as required by the Cayman Companies Law, (iii) the Sponsor Required Approvals, or (iv) where the failure to obtain such consents, approvals or authorizations, or to make such filings or notifications would not (x) prevent or materially delay the consummation of the Merger, (y) otherwise prevent or materially delay performance by the Company of any of its material obligations under this Agreement or (z) as would not have a Company Material Adverse Effect.

Section 4.5 Compliance with Laws; Permits.

(a) (i) Each of the businesses of the Company or any Company Subsidiary is, and since December 31, 2012 has been, conducted in compliance in all respects with all Laws applicable to the Company or such Company Subsidiary or by which any property, asset or right of the Company or such Company Subsidiary is bound, (ii) the Company is in compliance with the applicable listing, corporate governance and other rules and regulations of NASDAQ, (iii) each of the Company and the Company Subsidiaries holds all Permits necessary for the lawful conduct of its business and the ownership, use, occupancy and operation of its assets and properties, (iv) each of the Company and the Company Subsidiaries is in compliance in all respects with the terms of such Permits, and (v) no such Permit shall, to the Knowledge of the Company, cease to be effective as a result of the Transactions, except, in each case, where the non-compliance or the failure to possess any Permit would not have a Company Material Adverse Effect.

(b) To the Knowledge of the Company, each holder or beneficial owner of Company Shares and/or Company Restricted Shares who is a PRC resident and subject to any of the registration or reporting requirements of SAFE Circular 7 or any other applicable SAFE rules and regulations (collectively, the “SAFE Rules and Regulations”), has complied, in all material respects, with such reporting and/or registration requirements under the SAFE Rules and Regulations with respect to its investment in the Company. Neither the Company nor, to the Knowledge of the Company, such holder or beneficial owner has received any oral or written inquiries, notifications, orders or any other written forms of official correspondence from SAFE or any of its local branches with respect to any actual or alleged non-compliance with the SAFE Rules and Regulations.

Section 4.6 SEC Filings; Financial Statements.

(a) Company SEC Filings. The Company has timely filed or furnished, as applicable, all forms, reports and other documents required to be filed or furnished by it with the SEC, as the case may be (collectively, the “Company SEC Filings”). Each Company SEC Filing (i) as of its date, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes Oxley Act, as the case may be, and (ii) did not, at the time it was filed or furnished (or, if amended, at the time (and taking into account the content) of such amendment), contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company SEC Filings. As of the date hereof, none of the Company SEC Filings is the subject of outstanding SEC investigation, or to the Company’s Knowledge, ongoing SEC review.

(b) Financial Statements. Each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Company SEC Filings (collectively, the “Company Financial Statements”) was prepared, or, in the case of Company Financial Statements filed after the date hereof, will be prepared, in accordance with GAAP applied (except as may be indicated in the notes thereto and, in the case of unaudited quarterly financial statements, as permitted by the Exchange Act) on a consistent basis during the periods indicated (except as may be indicated in the notes thereto), and each presented fairly, or, in the case of Company Financial Statements filed after the date hereof, will present fairly, in all material respects, the consolidated financial position of the Company and the Company Subsidiaries as of the respective dates thereof, and the consolidated results of operations and cash flows and statements of shareholders equity of the Company and the Company Subsidiaries for the respective periods indicated therein are, or, in the case of Company Financial Statements filed after the date hereof, will be, correct and complete in all material respects and are, or, in the case of Company Financial Statements filed after the date hereof, will be, consistent in all material respects with the books and records of the Company and the Company Subsidiaries (subject, in the case of unaudited statements, to normal period-end adjustments which have not and would not have a Company Material Adverse Effect). The books and records of the Company and the Company Subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual and bona fide transactions.

(c) Internal Controls.

(i) The Company has established and maintains a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) that are designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of financial statements of the Company and any Company Subsidiary for external purposes in accordance with GAAP.

(ii) The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act); such disclosure controls and procedures are reasonably designed to ensure that material information relating to the Company, including any Company Subsidiary, required to be included in reports filed under the Exchange Act is made known to the Company’s principal executive officer and its principal financial officer.

(iii) The Company has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Company SEC Filings. The Company and each Company Subsidiary have established and maintain disclosure controls and procedures as defined in and required by Rules 13a-15 and 15d-15 of the Exchange Act reasonably designed to ensure that all material information concerning the Company and any Company Subsidiary required to be disclosed by the Company in the reports it files under the Exchange Act is made known to the Company’s chief executive officer and chief financial officer (or persons performing similar functions). Neither the Company nor, to the Company’s Knowledge, its independent registered public accounting firm has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the internal controls and procedures of the Company that are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial data. As used in this Section 4.6(c)(iii), the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

Section 4.7 No Undisclosed Liabilities. None of the Company or any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise, including any outstanding Indebtedness or any commitments therefor), except for liabilities or obligations (i) which have not had and would not have a Company Material Adverse Effect, (ii) that were incurred after December 31, 2014, in the ordinary course of business consistent with past practice, (iii) that were set forth in the Company’s consolidated balance sheet as of December 31, 2014 included in the Company Financial Statements prior to the date hereof, or (iv) that were required to be incurred pursuant to the Transactions.

Section 4.8 Absence of Certain Changes or Events. Since January 1, 2015, except as expressly contemplated by this Agreement, (i) the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the ordinary course consistent with past practice, (ii) there has not been any Company Material Adverse Effect, and (iii) neither the Company nor any Company Subsidiary has taken any action that, if taken after the date of this Agreement without Parent’s consent, would constitute a breach of any of the covenants set forth in Section 6.1(a) hereof.

Section 4.9 Company Plans; Employees and Employment Practices.

(a) All material benefit and compensation plans (including the Company Share Plans) (the “Company Plans”) covering current or former employees of the Company and the Company Subsidiaries are listed in Section 4.9 of the Company Disclosure Schedule.

(b) Except as otherwise specifically provided in this Agreement regarding the Company Share Awards, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any payment becoming due to any current or former director, officer or employee of the Company or any of the Company Subsidiaries under any of the Company Plans or otherwise; (ii) increase any benefits otherwise payable under any of the Company Plans; or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(c) There is no outstanding Order against the Company Plans that would have a Company Material Adverse Effect.

Section 4.10 Labor and Employment Matters. Neither the Company nor any Company Subsidiary is a party to or bound by any collective bargaining agreement, trade union, works council or other labor union Contract applicable to persons employed by it, nor is an such agreement presently being negotiated by the Company or any Company Subsidiary, and there are no labor unions, works councils or other organizations representing, purporting to represent or, to the Knowledge of the Company, attempting to represent (including organizational campaigns, petitions or other unionization activities) any employee of the Company or any Company Subsidiary. Except for matters that have not had and would not have a Company Material Adverse Effect, (a) no strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity has occurred or, to the Knowledge of the Company, been threatened or is anticipated with respect to any employee of the Company or any Company Subsidiary, (b) there are no labor disputes currently subject to any grievance procedure, arbitration or litigation and there is no representation petition pending or, to the Knowledge of the Company, threatened or anticipated with respect to any employee of the Company or any Company Subsidiaries, and (c) no executive or key employee of the Company or any Company Subsidiary has given written notice that he or she plans to terminate employment with the Company or the applicable Company Subsidiary and no significant number of employees of the Company or any Company Subsidiary have given written notice that they plan to terminate employment with the Company or applicable Company Subsidiary. The Company and the Company Subsidiaries are in compliance in all material respects with all applicable Laws relating to employment and employment practices, workers’ compensation, terms and conditions of employment, worker safety, wages and hours, civil rights, discrimination, immigration and collective bargaining.

Section 4.11 Contracts.

(a) Neither the Company nor any Company Subsidiary is a party to or bound by any Contract listed in clauses (i) through (xii) of this Section 4.11, as of the date hereof, excluding in each case (1) Contracts that have been substantially performed, (2) this Agreement, and (3) Contracts filed as exhibits to the Company SEC Filings:

(i) as of the date hereof, is a Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii) would prohibit or materially delay the consummation of the Merger or otherwise materially impair the ability of the Company to perform its obligations hereunder;

(iii) relates to a joint venture, partnership, limited liability or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, Person or joint venture or relates to business cooperation: (A) that is material to the business of the Company and the Company Subsidiaries, taken as a whole, (B) in which the Company owns more than a fifteen percent (15%) voting or economic interest or (C) which imposes on the Company or any Company Subsidiary any obligation of more than $3,000,000 (or an equivalent amount in RMB) in the aggregate;

(iv) relates to any indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other Contract relating to Indebtedness (in any case, whether incurred, assumed, guaranteed or secured by any asset of the Company or any Company Subsidiary) in excess of RMB130,000,000;

(v) prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of the Company Subsidiaries, prohibits the pledging of the capital stock of the Company or any Company Subsidiary or prohibits the issuance of guarantees by any Company Subsidiary;

(vi) requires or is reasonably likely to require either (x) annual payments from Third Parties to the Company and the Company Subsidiaries of at least $5,000,000 (or an equivalent amount in RMB) in the aggregate or (y) annual payments from the Company and Company Subsidiaries to Third Parties of at least $5,000,000 (or an equivalent amount in RMB) in the aggregate;

(vii) relates to any acquisition by the Company or any Company Subsidiary pursuant to which the Company or any Company Subsidiary has continuing indemnification, “earn-out” or other contingent payment or guarantee obligations;

(viii) contains any covenant that (A) limits the ability of the Company or any Company Subsidiary (or, after the Effective Time, the Surviving Company, or its Subsidiaries) to engage in any line of business or to compete with any Person or operate at any location, (B) could require the disposition of any material assets or line of business of the Company or any Company Subsidiary (or, after the Effective Time, the Surviving Company, or its Subsidiaries), or (C) prohibits or limits the right of the Company or any Company Subsidiary to make, sell or distribute any products or services;

(ix) provides for indemnification by the Company or any Company Subsidiary of any Person, except for any such Contract that is (A) not material to the Company or any Company Subsidiary and (B) entered into in the ordinary course of business;

(x) contains a put, call or similar right pursuant to which the Company or any Company Subsidiary could be required to purchase or sell, as applicable, any Equity Interests of any Person or assets that have a fair market value or purchase price of more than $3,000,000 (or an equivalent amount in RMB);

(xi) involves any exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial Contract, or any other interest-rate, commodity price, equity value or foreign currency protection Contract; or

(xii) relates to the assignment or transfer of, or licensing or grant of any other rights (including any covenant not to sue, option, right of first refusal, and right of first offer) under, any material Intellectual Property by the Company or any Company Subsidiary to another Person or from another Person to the Company or any Company Subsidiary (other than (x) Off-the-Shelf Software Licenses and (y) non-exclusive licenses of Intellectual Property granted by the Company or any Company Subsidiary to its customers in the ordinary course of business consistent with past practice).

(b) Each Contract of the type described in Section 4.11(a) to which the Company or any Company Subsidiary is a party is referred to herein as a “Company Material Contract.” Except as would not constitute a Company Material Adverse Effect, (i) each Company Material Contract is a legal, valid and binding obligation of the Company or a Company Subsidiary, as applicable, in full force and effect and enforceable against the Company or a Company Subsidiary in accordance with its terms, subject to the Bankruptcy and Equity Exception, (ii) to the Knowledge of the Company, each Company Material Contract is a legal, valid and binding obligation of the counterparty thereto, in full force and effect and enforceable against such counterparty in accordance with its terms, (iii) neither the Company nor any Company Subsidiary and, to the Company’s Knowledge, no counterparty, is or is alleged to be in material breach or violation of, or material default under, any Company Material Contract, (iv) neither the Company nor any Company Subsidiary has received any claim of material default under any Company Material Contract, (v) to the Company’s Knowledge, no event has occurred which would result in a material breach or violation of, or a material default under, any Company Material Contract (in each case, with or without notice or lapse of time or both) and (vi) the Company has not received any written notice from any other party to any Company Material Contract, and otherwise has no Knowledge that such other party intends to terminate, or not renew any Company Material Contract in accordance with its terms.

Section 4.12 Litigation. As of the date hereof, (i) there is no material legal, administrative, arbitral or other suit, claim, action, inquiry, mediation, proceeding or investigation of any nature (whether sounding in contract, tort, equity or otherwise) (each, an “Action”) pending or, to the Knowledge of the Company, threatened in writing against the Company or any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary and (ii) none of the Company or any of the Company Subsidiaries or any property or asset of the Company or any Company Subsidiary is subject to or bound by any material outstanding Order.

Section 4.13 Environmental Matters. Except as would not constitute a Company Material Adverse Effect, (a) the Company and each Company Subsidiary have complied and are in compliance in all material respects with all Environmental Laws and have obtained and possess all permits, licenses and other authorizations currently required for their establishment and their operation under any Environmental Law, and all such permits, licenses and other authorizations are in full force and effect, (b) neither the Company nor any Company Subsidiary has received any written notice, report or other information regarding any material violation of, or any material liability under, any Environmental Law with respect to the Company’s or any Company Subsidiary’s past or current operations, properties or facilities, (c) neither the Company nor any Company Subsidiary has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, manufactured, distributed, exposed any Person to, or released any substance, including any Hazardous Material, or owned or operated its business or any property or facility which is or has been contaminated by any such substance, so as to give rise to any material current or future liabilities pursuant to Environmental Laws and (d) neither the Company nor any Company Subsidiary has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any material liability of any other Person relating to Environmental Law. This Section 4.13 constitutes the only representations and warranties of the Company with respect to Environmental Law.

Section 4.14 Intellectual Property.

(a) Section 4.14(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all (i) patents and patent applications, (ii) registrations of trademarks and service marks and applications for registration thereof, (iii) copyright registrations and applications for registration thereof, and (iv) Internet domain name registrations, in each case, that are owned by or purported to be owned by (whether exclusively, jointly with any other Person, or otherwise), or filed in the name of, the Company or a Company Subsidiary as of the date of this Agreement; in each case, identifying the relevant jurisdiction, the application number, the application date, the registration number, the registration date, and the owner(s).

(b) The Company or one of the Company Subsidiaries solely and exclusively owns all right, title and interest in and to the Intellectual Property set forth in Section 4.14(a) of the Company Disclosure Schedule, free and clear of all Liens, except for Permitted Encumbrances. Each of the Company and the Company Subsidiaries solely and exclusively owns all right, title, and interest in and to, or has rights to use pursuant to licenses set forth in Section 4.11(a)(xii) of the Company Disclosure Schedule and Off-the-Shelf Software Licenses, all material Intellectual Property used in the businesses of the Company and the Company Subsidiaries as currently conducted, free and clear of all Liens, except for Permitted Encumbrances (such Intellectual Property (including Company Software), together with the Intellectual Property set forth, or required to be set forth, in Section 4.14(a) of the Company Disclosure Schedule, the “Company Intellectual Property”).

(c) Except as would not have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has received any notice or is or has been subject to any Action, nor is there or has there been any actual or, to the Knowledge of the Company, threatened notice or Action against the Company or any Company Subsidiary, alleging that the Company or any Company Subsidiary, or the business conducted by the Company or any Company Subsidiary, is infringing, diluting, misappropriating, or otherwise violating, or has infringed, diluted, misappropriated, or otherwise violated, any Intellectual Property right of any Person, including any solicited or unsolicited offer, demand, or request to license any Intellectual Property. To the Knowledge of the Company, neither the Company nor any Company Subsidiary nor any business currently conducted by the Company or any Company Subsidiary infringes, dilutes, misappropriates, or otherwise violates or has infringed, diluted, misappropriated, or otherwise violated any Intellectual Property rights of any Person. To the Knowledge of the Company, no Third Party is currently infringing, diluting, misappropriating, or otherwise violating any Intellectual Property owned by the Company or any Company Subsidiary.

(d) To the Knowledge of the Company, all of the Company Intellectual Property that is owned by the Company or the Company Subsidiaries is valid, enforceable, subsisting and in full force and effect. Neither the Company nor any Company Subsidiary has received any notice or is or has been subject to any Action, nor is there or has there been any actual or, to the Knowledge of the Company, threatened notice or Action against the Company or any Company Subsidiary, including any opposition, cancellation, reissue, re-examination, inter partes, interference, nullity, revocation, or other proceedings by any Person challenging the validity, enforceability, patentability, registrability, inventorship, or scope of, or the Company’s or any Company Subsidiary’s use or ownership of, any material Company Intellectual Property that is owned by the Company or the Company Subsidiaries.

(e) Each of the Company and the Company Subsidiaries owns all right, title and interest in and to all material Intellectual Property created or developed by, for or under the direction or supervision of the Company or such Company Subsidiary. Except as would not have a Company Material Adverse Effect, all current and former employees, consultants, and contractors (collectively, “Company Workers”) who have participated in the creation or development of any such material Intellectual Property have executed and delivered to the Company or such Company Subsidiary an agreement (i) providing for the obligations of each such Company Worker to maintain and protect the confidential information of the Company or any Company Subsidiary, and (ii) providing for the assignment by each such Company Worker to the Company or such Company Subsidiary of all right, title, and interest in and to such material Intellectual Property arising out of such Company Worker’s employment by, engagement by or contract with the Company or such Company Subsidiary. To the Knowledge of the Company, no Company Worker has materially breached or is in material breach of any such agreement.

(f) The Company and the Company Subsidiaries have taken all actions reasonably necessary to maintain and protect the Company Intellectual Property that is owned by the Company or the Company Subsidiaries, including maintaining and protecting in confidence all material confidential information of the Company or any Company Subsidiary.

(g) Except as would not have a Company Material Adverse Effect, immediately subsequent to the Effective Time, the Company Intellectual Property and the Company IT Systems shall be owned by or available for use by any of the Company and the Company Subsidiaries on terms and conditions identical, in all material respects, to those under which any of the Company and the Company Subsidiaries owned or used the Company Intellectual Property or Company IT Systems immediately prior to the Effective Time.

(h) Each Person that has had or has access to material confidential information of the Company or any Company Subsidiary (including any Source Code) is subject to confidentiality obligations regarding the non-disclosure and protection of such material confidential information, and, to the Company’s Knowledge, no such Person has materially breached or is in material breach of any such obligations. No Contract provides for, and no event has occurred, and no circumstance or condition exists, that, with or without the passage of time or giving of notice, requires: (i) the deposit of any material Source Code for any Company Software or, to the extent included in the Company Intellectual Property owned by the Company or its Subsidiaries, any other material Software (the Company Software and such other Software, collectively, the “Proprietary Software”) with an escrow agent or escrow service; (ii) the disclosure of any such material Source Code to any Person; or (iii) a grant to any Person a license or right under any such material Source Code. No material portion of Source Code for any Proprietary Software has been disclosed to any Person who is not an employee or consultant of the Company or any Company Subsidiary who is subject to appropriate confidentiality obligations regarding such Source Code.

(i) No Open Source Software has been (A) incorporated into, embedded in, combined with, linked with, used in, or used with, any Proprietary Software, or used, modified, created derivative works based upon or (B) distributed or made available to any Person in connection with any Proprietary Software, in each case in such a manner that creates any obligations for the Company or any Company Subsidiary or condition any rights granted under any license to Open Source Software upon: (w) disclosure, distribution or licensing of any Proprietary Software to any Person, whether in Source Code form or not, (x) any restriction on the ability of the Company or any Company Subsidiary to charge for the disclosure, distribution or licensing of any Proprietary Software, (y) any permission for any Person to access the Source Code of, disclose, distribute, license, modify, make derivative works of, or reverse-engineer, any Proprietary Software, or (z) the grant of any other rights to any Proprietary Software, including any covenant not to sue or patent license. Neither the Company nor any Company Subsidiary has received any written request from any Person for the disclosure of any Source Code on the basis of any Open Source Software license terms.

(j) To the Knowledge of the Company, the Company IT Systems are sufficient for the immediate needs of the Company and the Company Subsidiaries in all material respects. The Company and each Company Subsidiary own or have valid and enforceable rights to use the material Company IT Systems.

(k) The Company and each Company Subsidiary have taken steps reasonably necessary to maintain and protect the security, confidentiality, integrity, and continuity of the Company IT Systems (including the data and information stored or contained therein or transmitted thereby), and to guard against any interruption, or unauthorized use, access, or modification of any of the Company IT Systems (including such data or information). Neither the Company nor any Company Subsidiary has had: (i) any incidents involving any successful breaches of security relating to any Company IT System (including any data or information stored or contained in, or transmitted by, any Company IT System), or (ii) any incidents involving any successful breaches of security relating to any Personal Data in the possession, custody, or control of the Company or any Company Subsidiary, or any confidential information of the Company or any Company Subsidiary. The Company and each Company Subsidiary maintains security, disaster recovery, and business continuity plans, procedures, and facilities, and acts substantially in compliance therewith in all material respects.

(l) The Company and each Company Subsidiary has established and maintains policies and procedures regarding the Processing of Personal Data and has taken steps reasonably necessary to protect Personal Data. The Company and each Company Subsidiary, the operation of the businesses of the Company and each Company Subsidiary, and the Processing of any Personal Data by or for the Company or any Company Subsidiary are and have been substantially in compliance in all material respects with all (A) such policies and procedures, (B) applicable Laws relating to privacy or data security or protection, and (C) applicable requirements relating to privacy or data security or protection under any Contracts to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound, including notification, consent, and transfer requirements. To the Knowledge of the Company, the execution and delivery of this Agreement, the performance of obligations and exercise of rights under this Agreement, and the consummation of the Merger and the other Transactions do not and will not, with or without the passage of time or giving of notice, result in any violation of any such policies, procedures, Laws, or requirements.

(m) Neither the Company nor any Company Subsidiary has received any written notice, nor to the Knowledge of the Company, is or has been required to give any notice, or is or has been subject to any Action, nor is there or has there been any actual or threatened notice or Action against the Company or any Company Subsidiary, relating to (i) any unauthorized Processing, loss, compromise, corruption, or damage of, or breaches of security relating to, any Personal Data in the possession, custody, or control of the Company or any Company Subsidiary or any confidential information of the Company or any Company Subsidiary, or (ii) any non-compliance with any applicable Laws, policies, procedures, programs, notices, or Contracts relating to privacy or data security or protection.

Section 4.15 Taxes.

(a) All Tax Returns required to be filed by or with respect to the Company or any Company Subsidiary have been timely filed in accordance with applicable Law. All such Tax Returns are true, correct, and complete in all respects and were prepared in compliance with applicable Law. No claim has ever been made by a Governmental Entity in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or any Company Subsidiary is or may be subject to Taxes in such jurisdiction.

(b) All Taxes (whether or not shown on a Tax Return) of the Company and each Company Subsidiary due and payable have been timely paid.

(c) No deficiencies for Taxes have been proposed or assessed in writing against the Company or any Company Subsidiary by any Governmental Entity, and neither the Company nor any Company Subsidiary has received in writing any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters or (iii) notice of any claim, proposal or assessment against the Company or any Company Subsidiary for any such deficiency for Taxes. As of the date of this Agreement, there is no pending or, to the Knowledge of the Company, threatened audit, judicial proceeding or other examination against or with respect to the Company or any Company Subsidiary with respect to any Taxes. Neither the Company nor any Company Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to the assessment or collection of any Taxes.

(d) Each of the Company and the Company Subsidiaries has duly and timely withheld and paid to the appropriate Governmental Entity all Taxes required to have been withheld and paid in connection with any amounts paid or owing, including in respect of Company Share Awards to any employee, independent contractor, creditor, stockholder, or other Third Party and timely and accurately filed all associated forms and Tax Returns.

(e) There are no Liens or other security interests upon any property or assets of the Company or any Company Subsidiary for Taxes, except for Liens for Taxes not yet due and payable and for which adequate reserves have been established in accordance with GAAP.

(f) Neither the Company nor any Company Subsidiary, other than a PRC Subsidiary, takes the position for Tax purposes that it is a “resident enterprise” of the PRC. Neither the Company nor any Company Subsidiary is tax resident in any jurisdiction other than its jurisdiction of formation. Each PRC Subsidiary has, in accordance with applicable PRC Law, duly registered with the relevant PRC Governmental Entity, obtained and maintained the validity of all national and local Tax registration certificates and complied with all requirements in all material respects imposed by such Governmental Entities.

(g) Section 4.15(g) of the Company Disclosure Schedule contains details of any Tax Incentives relating to the Company or any Company Subsidiary.

(h) All Tax Incentives enjoyed by the Company or any Company Subsidiary have been in compliance with all applicable Laws and are not subject to suspension, repeal, reduction, revocation, cancellation or any other changes (including retroactive changes) in the future. No submissions made by or on behalf of the Company or any Company Subsidiary to any Governmental Entity in connection with obtaining any Tax Incentive contained any material misstatement or omission that would have affected the granting of such Tax Incentive.

Section 4.16 Insurance. The Company has made available to Parent accurate and complete copies of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and the Company Subsidiaries. Except as would not have a Company Material Adverse Effect (a) all such policies, programs and arrangements are in full force and effect, no notice of cancellation or modification has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder and (b) as of the date of this Agreement, the Company has no reason to believe that it or any Company Subsidiary will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted.

Section 4.17 Real Estate

(a) Section 4.17(a) of the Company Disclosure Schedule lists the location of each parcel of real property in which the Company or any of the Company Subsidiaries holds any title ownership or land use rights where title ownership is not available to private parties in the jurisdiction in which such real property is located (“Owned Real Property”). Except as would not have a Company Material Adverse Effect, (i) each of the Company and the Company Subsidiaries holds good and valid title to, or valid land use rights with respect to, each parcel of Owned Real Property free and clear of all Liens and encumbrances, except Permitted Encumbrances and (ii) each of the Company and the Company Subsidiaries has paid in full any and all amounts (including, if applicable, land grant premiums) required under applicable Law in connection with securing such title or land use rights.

(b) Section 4.17(b) of the Company Disclosure Schedule lists the location of each parcel of real property leased by the Company or a Company Subsidiary (“Leased Real Property”) and sets forth a true and complete list of all leases for each such Leased Real Property. The Company has delivered or otherwise made available to Parent a true and complete copy of each such lease. Except as would not have a Company Material Adverse Effect, each of the Company and the Company Subsidiaries has a valid leasehold interest in all of its Leased Real Property free and clear of any and all Liens and encumbrances, except Permitted Encumbrances.

(c) Except as would not have a Company Material Adverse Effect, each of the Company and the Company Subsidiaries has title to, or a valid leasehold interest in, as applicable, all personal property used in its respective businesses free and clear of any and all Liens and encumbrances, except Permitted Encumbrances. Such personal property and Owned Real Property and Leased Real Property (taken as a whole) are in good operating condition and repair, ordinary wear and tear and deferred maintenance excepted, and except for such failures to be in good operating condition and repair which would not have a Company Material Adverse Effect.

Section 4.18 Brokers. Other than the Company Financial Advisor, the fees and expenses of which will be paid by the Company, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company or any Company Subsidiary. The Company has provided to Parent a copy of the engagement letter of the Company Financial Advisor and such engagement letter has not been amended or modified.

Section 4.19 Anti-Takeover Provisions. The Company is not a party to a shareholder rights agreement or “poison pill” or similar agreement or plan. No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (save for the Cayman Companies Law) or any similar anti-takeover provision in the Company Memorandum and Articles that is applicable to the Company, the Company Shares, the Merger or any other Transactions.

Section 4.20 No Additional Representations. Except for the representations and warranties made by the Company in this Article IV and in the certificate to be delivered pursuant to Section 7.2(c), none of the Company, the Company Subsidiaries or the Company Representatives (other than the Rollover Securityholders) makes any other express or implied representation or warranty with respect to the Company or any Company Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent or Merger Sub or any of their Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent or Merger Sub or any of their Affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions, and each of Parent and Merger Sub acknowledges the foregoing. None of the Company, the Company Subsidiaries or the Company Representatives (other than the Rollover Securityholders) will have or be subject to any liability or indemnity obligations to Parent, Merger Sub or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Article IV and in the certificate to be delivered pursuant to Section 7.2(c).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the Parent Disclosure Schedule, Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 5.1 Organization and Qualification. Parent is an exempted company, duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands, and Merger Sub is an exempted company, duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. Each of Parent and Merger Sub has the requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary. Parent has heretofore made available to the Company complete and correct copies of the memorandum and articles of association as in effect as of the date hereof of Parent and Merger Sub, respectively. Such memorandum and articles of association are in full force and effect. Neither Parent nor Merger Sub is in violation of any of the provisions of its memorandum and articles of association.

Section 5.2 Capitalization.

(a) As of the date of this Agreement, the authorized share capital of Parent consists solely of 5,000,000 ordinary shares, par value $0.01 per share, of which one ordinary share of Parent is issued and outstanding. Parent was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof other than those incident to its formation and capitalization and pursuant to this Agreement, the Merger and the other Transactions (including any financing transactions in connection herewith) contemplated hereby.

(b) As of the date of this Agreement, the authorized share capital of Merger Sub consists solely of 5,000,000 ordinary shares, par value $0.01 per share, of which one ordinary share is issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and immediately prior to the Effective Time will be, owned by Parent, free and clear of any Lien. Merger Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof other than those incident to its formation and capitalization and pursuant to this Agreement, the Merger and the other Transactions (including any financing transactions in connection herewith) contemplated hereby.

Section 5.3 Authority.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement, by each of Parent and Merger Sub, and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly authorized and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement has been duly authorized, executed and delivered by the Company, this Agreement constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The sole director of each of Parent and Merger Sub and Parent as the sole shareholder of Merger Sub have duly and validly approved by resolution and authorized the execution, delivery and performance of this Agreement and the consummation of the Transactions by Parent and Merger Sub, as the case may be, and taken all such actions as may be required to be taken by the sole director of Parent and Merger Sub, and Parent as the sole shareholder of Merger Sub to effect the Transactions.

Section 5.4 No Conflict; Required Filings and Consents.

(a) The execution and delivery by Parent and Merger Sub of this Agreement do not, and the performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions will not (i) conflict with or violate any provision of the memorandum and articles of association of Parent or Merger Sub, (ii) assuming that all consents, approvals and authorizations described in Section 5.4(b) will have been obtained prior to the Effective Time and all filings and notifications described in Section 5.4(b) will have been made and any waiting periods thereunder will have terminated or expired prior to the Effective Time, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is bound or affected or (iii) result in any breach of, any loss of any benefit under, constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Merger Sub pursuant to, any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent and Merger Sub to perform their material obligations under this Agreement.

(b) The execution and delivery by Parent and Merger Sub of this Agreement do not, and the performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or other Person, except (i) for any consent, approval, authorization, filing or notification required under by any federal or state securities Laws or the rules and regulations of NASDAQ, including the joining of Parent and Merger Sub (and their Affiliates) in the filing of the Rule 13e-3 Transaction Statement on Schedule 13E-3 and the furnishing of Form 6-K with the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Form 6-K to respond to comments of the SEC, if any, (ii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies and publication of notice of the Merger in the Cayman Islands Government Gazette in each case as required by the Cayman Companies Law, (iii) the Sponsor Required Approvals or (iv) any actions or filings the absence of which would not reasonably be expected to materially impair the ability of Parent and Merger Sub to consummate the Merger and the other Transactions.

Section 5.5 Litigation. As of the date hereof, to the Knowledge of Parent, there is no material Action pending or threatened against Parent or Merger Sub and neither Parent nor Merger Sub is subject to any outstanding Order. As of the date hereof, there is no Action pending or to the Knowledge of Parent, threatened against Parent or Merger Sub which seeks to, or would reasonably be expected to prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent and Merger Sub to perform their material obligations under this Agreement.

Section 5.6 Financing.

(a) Parent has delivered to the Company a true and complete copy of the commitment letter, dated as of the date hereof, from the Lender (the “Debt Financing Commitment”), pursuant to which the Lender has agreed to provide the financing in the aggregate amounts set forth in such Debt Financing Commitment, subject to the terms and conditions therein, the proceeds of which shall be used to finance the Merger and the other Transactions (the “Debt Financing”).

(b) Parent has delivered to the Company true and complete copies of the equity commitment letters, dated as of the date of this Agreement, from the Sponsors (collectively, the “Equity Financing Commitments” and together with the Debt Financing Commitment, the “Financing Commitments”), pursuant to which the Sponsors have committed to purchase, or cause the purchase of, for cash, subject to the terms and conditions therein, equity securities of Holdco up to the aggregate amount set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”).

(c) The Financing Commitments are in full force and effect as of the date hereof and are the legal, valid and binding obligations of Parent and Merger Sub and of the other parties thereto in accordance with the terms and conditions thereof, subject to the Bankruptcy and Equity Exception. Parent has also delivered to the Company a true and complete copy of any fee letter in connection with the Debt Financing Commitment (it being understood that any such fee letter provided to the Company may be redacted to omit the numerical fee amounts provided therein) (any such fee letter, a “Fee Letter”). Parent or Merger Sub has fully paid or caused to be paid any and all fees, if any, that are payable on or prior to the date hereof under the Financing Commitments and will pay when due all other fees arising under the Financing Commitments as and when they become due and payable thereunder. Assuming (A) (i) the Financing Commitments are funded in accordance with the Equity Financing Commitments and the Debt Financing Commitment, as applicable, (B) the contributions contemplated by the Support Agreement are made in accordance with the terms of the Support Agreement, and (C) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Section 7.1 and Section 7.2 or waiver of such conditions, Parent and Merger Sub will have at and after the Closing funds sufficient for the payment to the Paying Agent of the aggregate amount of the Exchange Fund and any other amounts required to be paid in connection with the consummation of the Merger and the Other Transactions (including all the Expenses payable by them in connection therewith). The obligations of the financing sources to fund the commitments under the Financing Commitments are not subject to any contractual conditions other than as set forth in the Financing Commitments. As of the date of this Agreement, (i) none of the Financing Commitments have been amended or modified, and none of the respective commitments contained in the Financing Commitments have been withdrawn or rescinded, (ii) the Financing Commitments are in full force and effect, and (iii) no event has occurred that (with or without notice, lapse of time, or both) would constitute a breach or default under the Financing Commitments by Parent or Merger Sub. As of the date of this Agreement, neither Parent nor Merger Sub has any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent or Merger Sub at the Effective Time. The Parties agree that it shall not be a condition to Closing for Parent or Merger Sub to obtain the Financing (unless the failure to obtain the Financing is solely attributable to the failure to obtain any Sponsor Required Approval) or the Alternative Debt Financing (as defined below).

(d) There are no side letters or other oral or written Contracts related to the funding of the full amount of the Financing to which Parent or any of its Affiliates is a party other than as expressly set forth in the Financing Commitments.

Section 5.7 Ownership of Equity Interests. As of the date hereof, other than as a result of this Agreement or the Support Agreement, neither Parent nor any of its Affiliates beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Equity Interest in the Company or any Company Subsidiary other than in connection with the VIEs.

Section 5.8 Solvency. Parent and Merger Sub, individually and on a consolidated basis, are not Insolvent as of the date hereof. As of the date hereof, neither Parent nor Merger Sub is in default in any material respect with respect to any Indebtedness.

Section 5.9 Certain Arrangements. Other than as disclosed in Section 5.9 of the Parent Disclosure Schedule, as of the date hereof, there are no Contracts (whether oral or written) (i) between Parent, Merger Sub or any of their Affiliates (excluding the Company or any Company Subsidiary), on the one hand, and any directors, officers, employees or shareholders of the Company or any Company Subsidiary, on the other hand, that relate in any way to the Transactions; or (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or the Per ADS Merger Consideration in connection with the Transactions or pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal. Parent has delivered to the Company a true, complete and correct copy of the Support Agreement, which is in full force and effect and constitutes a legal, valid and binding obligation of the parties thereto (subject to the Bankruptcy and Equity Exception). There are no side letters or other oral or written Contracts to which Parent or any of its Affiliates is a party with respect to the subject matter of the Support Agreement other than as expressly set forth in the Support Agreement.

Section 5.10 Brokers. No broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent or Merger Sub for which the Company could have any liability prior to the Closing.

Section 5.11 Limited Guarantees. Concurrently with the execution of this Agreement, each Guarantor has delivered to the Company a duly executed Limited Guarantee with respect to certain matters on the terms specified therein. Each of the Limited Guarantees is in full force and effect and constitutes a valid, binding and enforceable obligation of the applicable Guarantor, subject to the Bankruptcy and Equity Exception, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of any Guarantor under any Limited Guarantee.

Section 5.12 Independent Investigation. Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and Company Subsidiaries, which investigation, review and analysis was performed by Parent, Merger Sub, their respective Affiliates and Representatives. Each of Parent and Merger Sub acknowledges that it, its Affiliates and their respective Representatives have been provided reasonable access to the personnel, properties, facilities and records of the Company and the Company Subsidiaries for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except for the representations and warranties of the Company set forth in Article IV and in any certificate delivered pursuant to this Agreement).

Section 5.13 No Reliance on Company Estimates. The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and Company Subsidiaries and certain plan and budget information. Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company and Company Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto, other than fraud in connection therewith.

ARTICLE VI

COVENANTS

Section 6.1 Conduct of Business by the Company Pending the Closing.

(a) The Company agrees that, between the date of this Agreement and until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, except as set forth in Section 6.1(a) of the Company Disclosure Schedule, as otherwise expressly contemplated, required or permitted by this Agreement, as required by applicable Law or as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company will, and will cause each Company Subsidiary to (i) conduct its business in the ordinary course consistent with past practice and (ii) use its reasonable best efforts to keep available the services of the current officers, key employees and consultants of the Company and each Company Subsidiary and to preserve the current relationships of the Company and each Company Subsidiary with each of the key customers, suppliers and other Persons with whom the Company or any Company Subsidiary has business relations that are material to the Company or any Company Subsidiary.

(b) Without limiting the foregoing, and as an extension thereof, except as set forth in Section 6.1(a) of the Company Disclosure Schedule, as otherwise expressly contemplated, required or permitted by this Agreement, as required by applicable Law or as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, directly or indirectly, take any of the following actions:

(i) amend or otherwise change the Company Memorandum and Articles or equivalent organizational documents of the Company Subsidiaries;

(ii) issue, deliver, sell, pledge, transfer, encumber or otherwise dispose of, or authorize, propose or agree to the issuance, delivery, sale, pledge, transfer, encumbrance or disposition of, any shares of any class or series of its share capital or other Equity Interests, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of any class or series of its share capital or other Equity Interests (other than (x) pursuant to the exercise or settlement of Company Share Awards existing on the date hereof in accordance with applicable Company Share Plans and the applicable award agreements on the terms in effect on the date hereof or (y) expressly required under any Contract in effect on the date hereof);

(iii) declare, set aside, establish a record date for, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its share capital (other than dividends paid by a Company Subsidiary to the Company or to any other wholly-owned Company Subsidiary), or enter into any agreement with respect to the voting of its share capital;

(iv) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire or offer to acquire, directly or indirectly, any of its share capital or other Equity Interests, or securities convertible or exchangeable into or exercisable for any of its share capital or other Equity Interests, except pursuant to the exercise or settlement of Company Share Awards, employee severance, retention, termination, change of control and other contractual rights existing on the date hereof on the terms in effect on the date hereof;

(v) acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any Person or any division thereof or any assets thereof, or make any loan, advance or capital contribution to, or investment in, any Person or any division thereof, except any such acquisitions, loans, advances, contributions or investments that are consistent with past practice and are for consideration not in excess of $10,000,000 (or an equivalent amount in RMB) individually and $30,000,000 (or an equivalent amount in RMB) in the aggregate for all such transactions by the Company and the Company Subsidiaries;

(vi) redeem, repurchase, prepay, defease, cancel, incur or otherwise acquire, or modify the terms of, any Indebtedness or issue any debt securities or other Contracts evidencing Indebtedness or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person for Indebtedness, except for (A) Indebtedness incurred under the Company’s or any Company Subsidiary’s existing credit facilities as in effect on the date hereof in an aggregate amount not to exceed the maximum amount authorized under the Contracts evidencing such Indebtedness, (B) Indebtedness for borrowed money incurred in the ordinary course of business consistent with past practices in a principal amount not in excess of RMB150,000,000 for all such Indebtedness by the Company and the Company Subsidiaries in the aggregate and (C) Indebtedness owed by any wholly-owned Company Subsidiary to the Company or any other wholly-owned Company Subsidiary.

(vii) grant any Lien on any material assets, other than Liens granted in connection with any Indebtedness permitted under Section 6.1(b)(vi) or any Permitted Encumbrances;

(viii) sell, transfer, lease, license, assign or otherwise dispose of (including, by merger, consolidation, or sale of stock or assets) any entity, business, assets, rights or properties of the Company or any Company Subsidiary having a current value in excess of RMB50,000,000 in the aggregate;

(ix) sell, transfer, assign, license, grant any other rights (including any covenant not to sue, option, right of first refusal, and right of first offer) under, or otherwise dispose of (including, by merger, consolidation or sale of stock or assets), abandon, permit to lapse, permit to be subject to any Lien, or fail to maintain or protect in full force and effect (including any failure to protect the confidentiality of), any material Company Intellectual Property, or disclose to any Person any confidential information (except for disclosure of confidential information in the ordinary course of business consistent with past practice and pursuant to confidentiality agreements, and non-exclusive licenses of Intellectual Property granted by the Company or any Company Subsidiary in the ordinary course of business consistent with past practice);

(x) authorize, or make any commitment with respect to, any single capital expenditure in excess of RMB20,000,000 or capital expenditures for the Company and the Company Subsidiaries in excess of RMB100,000,000 in the aggregate;

(xi) enter into any new line of business outside of its existing business segments that is material to the Company and the Company Subsidiaries, taken as a whole;

(xii) except as otherwise required by Law or expressly required under any Contract in effect on the date hereof, (A) grant or announce any stock option, equity, equity-linked or incentive awards or change the vesting dates of any Company Share Award from the vesting date for such Company Share Award set forth in Section 4.2(a) of the Company Disclosure Schedule, (B) subject to Section 6.12(b), grant or announce any increase in the salaries, bonuses or other compensation and benefits payable by the Company or any Company Subsidiary to any of the employees, officers, directors, shareholders or other service providers of the Company or any Company Subsidiary having a total annual base salary and incentive compensation opportunity in excess of $300,000 (or an equivalent amount in RMB), (C) hire (or enter into any employment agreements with) any employees having a total annual base salary and incentive compensation opportunity in excess of $500,000 (or an equivalent amount in RMB), (D) pay or agree to pay any pension, retirement allowance, termination or severance pay, bonus or other employee benefit not required by any existing Company Plan, (E) enter into or adopt any new, or materially increase benefits under or renew, amend or terminate any existing Company Plan or benefit arrangement or any collective bargaining agreement or (F) take any action or fail to take any action which would (with the passage of time, the consummation of the Transactions or otherwise) require a payment or give rise to any rights of any Person in connection with the Transactions;

(xiii) except as may be required by GAAP or as a result of a change in Law, make any change in accounting principles, policies, practices, procedures or methods;

(xiv) change any material method of Tax accounting, make or change any material Tax election, adopt or change any material accounting method, file any amended material Tax Return, settle or compromise any material Tax liability, enter into any material closing agreement with respect to any Tax, surrender any right to claim a material Tax refund, fail to pay any material Taxes as they become due and payable;

(xv) settle, release, waive or compromise any pending or threatened Action of or against the Company or any of the Company Subsidiaries (A) for an amount in excess of $100,000,000 (or an equivalent amount in RMB) in the aggregate, (B) entailing the incurrence of (x) any obligation or liability of the Company or any Company Subsidiary in excess of such amount, or (y) obligations that would impose any material restrictions on the business or operations of the Company or any of the Company Subsidiaries, or (C) that is brought by or on behalf of any current, former or purported holder of any share capital or debt securities of the Company or any Company Subsidiary relating to the Transactions;

(xvi) (A) enter into (other than extensions at the end of a term in the ordinary course of business), terminate or materially amend or modify any Company Material Contract or Contract that, if in effect on the date hereof, would have been a Company Material Contract, or (B) waive any material default under, or release, settle or compromise any material claim against the Company or liability or obligation owing to the Company under, any Company Material Contract;

(xvii) fail to maintain in full force and effect material insurance policies covering the Company and the Company Subsidiaries and their respective properties, assets and businesses in a form and amount consistent with past practice;

(xviii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary (other than the Merger or any merger or consolidation among wholly-owned Subsidiaries of the Company);

(xix) take any action which would result in any of the conditions to the Merger set forth in Article VII not being satisfied or that would reasonably be expected to prevent, materially delay or impair the ability of the Company to consummate the Merger; or

(xx) knowingly commit, authorize or agree to take any of the foregoing actions or enter into any letter of intent (binding or non-binding) or similar agreement or arrangement with respect to any of the foregoing actions.

(c) Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the operations of the Company or any Company Subsidiary prior to the Effective Time. Prior to the Effective Time, each of Parent and Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its respective Subsidiaries’ respective operations.

Section 6.2 Proxy Statement; Schedule 13E-3; Company Shareholders Meeting.

(a) Proxy Statement. As promptly as practicable after the date hereof, the Company shall, with the cooperation of Parent and Merger Sub, prepare a proxy statement relating to authorization and approval of this Agreement, the Plan of Merger and Transactions, including the Merger and including a notice convening the Company Shareholders Meeting in accordance with the Company Memorandum and Articles (such proxy statement and notice, as amended or supplemented, the “Proxy Statement”). The Company shall cause the Proxy Statement to be filed with the SEC as soon as practicable after the date hereof. Parent and Merger Sub shall furnish all information as the Company may reasonably request in connection with the preparation of the Proxy Statement. Subject to and without limiting the rights of the Special Committee and the Company Board pursuant to Section 6.4(d), the Proxy Statement shall include the Company Recommendation.

(b) Schedule 13E-3. Concurrently with the preparation and filing of the Proxy Statement, the Company, Parent and Merger Sub shall jointly prepare and file with the SEC the Schedule 13E-3 with respect to the Merger. The Company and Parent shall cooperate and consult with each other in preparation of the Schedule 13E-3, including, without limitation, furnishing the information required by the Exchange Act to be set forth in the Schedule 13E-3.

(c) SEC Comments. The Company, after consultation with Parent, shall respond as promptly as practicable to any comments made by the SEC with respect to the Proxy Statement and/or the Schedule 13E-3. The Company will advise Parent, promptly after it receives notice thereof, of any request by the SEC for amendment of the Proxy Statement and/or the Schedule 13E-3 or comments thereon and responses thereto or requests by the SEC for additional information and will promptly supply Parent with copies of all correspondence between the Company or any of the Company Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement, the Schedule 13E-3 or the Transactions. The Company shall not (i) file or mail the Proxy Statement, including any amendments or supplements thereto, (ii) file the Schedule 13E-3, including any amendments or supplements thereto, (iii) respond to any comments by the SEC, or (iv) file any other required filings, including any amendments or supplements thereto, unless (x) Parent and its counsel have had a reasonable opportunity to review and propose comments on such document or response and (y) the Company has incorporated those comments reasonably proposed by Parent and its counsel into such document or response. As promptly as practicable after the SEC confirms that it has no further comments to the Proxy Statement and the Schedule 13E-3, the Company shall mail the Proxy Statement and all other proxy materials to the holders of Company Shares and, if necessary in order to comply with applicable securities Laws, after the Proxy Statement shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection therewith, re-solicit proxies.

(d) Information Supplied. Each of the Company, Parent and Merger Sub shall promptly furnish all information concerning such Party to the other Parties as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement, the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions. Each of Parent, Merger Sub and the Company agrees, that none of the information supplied or to be supplied by Parent, Merger Sub or the Company, as applicable, for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions, will, as of the time such documents (or any amendment thereof or supplement thereto) are filed with the SEC, as of the time such documents (or any amendment thereof or supplement thereto) are mailed to the holders of Company Shares and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent, Merger Sub and the Company further agrees that all documents that such Party is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and any other applicable Laws and will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, any event or circumstance relating to Parent, Merger Sub or the Company, or their respective officers or directors, should be discovered which should be set forth in an amendment or a supplement to the Proxy Statement or the Schedule 13E-3 so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party discovering such event or circumstance shall promptly inform the other Parties and an appropriate amendment or supplement describing such event or circumstance shall be promptly filed with the SEC and disseminated to the shareholders of the Company to the extent required by Law; provided that prior to such filing, the Company and Parent, as the case may be, shall consult with the other Party with respect to such amendment or supplement and shall afford the other Party and their Representatives reasonable opportunity to comment thereon.

(e) Shareholders Meeting.

(i) As promptly as practicable following the date on which the SEC confirms that it has no further comments on the Schedule 13E-3 and the Proxy Statement, the Company shall (x) take, in accordance with applicable Law and the Company Memorandum and Articles, all action necessary to duly call, give notice of, set a record date for and hold an extraordinary general meeting of its shareholders (the “Company Shareholders Meeting”) as promptly as practicable after the date on which the Proxy Statement is mailed to the holders of Company Shares for the purpose of obtaining the Shareholder Approval and (y) mail or cause to be mailed a letter to the holders of Company Shares, notice of the Company Shareholders Meeting and form of proxy accompanying the Proxy Statement that will be provided to the holders of Company Shares in connection with the solicitation of proxies for use at the Company Shareholders Meeting.

(ii) The Company may, and Parent may require the Company to, postpone or adjourn the Company Shareholders Meeting if at the time the Company Shareholders Meeting proceeds to business there are insufficient Company Shares represented (either in person or by proxy) (x) to constitute a quorum necessary to conduct business at the Company Shareholders Meeting, or (y) voting in favor of approval of this Agreement and the Transactions to obtain the Shareholder Approval; and the Company may postpone or adjourn the Company Shareholders Meeting to allow reasonable time for filing and mailing of any supplemental or amended disclosure which the Company Board has determined (acting upon the recommendation of the Special Committee) in good faith after consultation with outside legal counsel is necessary under applicable Laws and for such supplemental or amended disclosure to be disseminated and reviewed by the holders of Company Shares prior to the Company Shareholders Meeting; provided that in either case, in no event shall any such postponement or adjournment (A) be longer than thirty (30) days after originally scheduled meeting date or (B) result in the Company Shareholders Meeting being held later than five (5) Business Days prior to the End Date.

(iii) Once the Company has established the record date, the Company shall not change such record date or establish a different record date for the Company Shareholders Meeting without the prior written consent of Parent, unless permitted by this Agreement or required to do so by applicable Law and the Company Memorandum and Articles. In the event that the date of the Company Shareholders Meeting as originally called is for any reason adjourned or otherwise delayed, the Company may establish a new record date, subject to Section 6.2(e)(ii).

(iv) Subject to Section 6.4(d), at the Company Shareholders Meeting, the Company shall, through the Company Board or the Special Committee, make the Company Recommendation and, unless there has been a Company Adverse Recommendation Change, the Company shall take all reasonable lawful action to solicit the Shareholder Approval. Notwithstanding any Company Adverse Recommendation Change, unless this Agreement is validly terminated pursuant to and in accordance with Article VIII, this Agreement shall be submitted to the holders of Company Shares for the purpose of obtaining the Shareholder Approval. The Company shall, upon the reasonable request of Parent, advise Parent at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Company Shareholders Meeting, as to the aggregate tally of the proxies received by the Company with respect to the Shareholder Approval.

Section 6.3 Access to Information; Confidentiality.

(a) Access to Information. Subject to Section 6.3(b), from the date of this Agreement and until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, and subject to applicable Law and terms of any Contract to which the Company or any Company Subsidiary is a party, the Company shall, and shall instruct each of the Company Subsidiaries and each of its and their respective Representatives (collectively, the “Company Representatives”) to: (i) provide to Parent and Merger Sub and each of their respective Representatives (collectively, the “Parent Representatives”) access at reasonable times during normal business hours, upon reasonable prior notice, to the officers, employees, properties, offices, books and records of the Company or such Company Subsidiary and (ii) furnish or cause to be furnished such existing financial and operating data and other existing information of the Company and the Company Subsidiaries as Parent, Merger Sub or any Parent Representative may reasonably request; provided that the Company shall not be required to (A) furnish, or provide any access to, any information to any Person not a party to, or otherwise covered by, the NDA or any similar agreement with respect to such information, (B) take or allow actions that would unreasonably interfere with the Company’s or any Company Subsidiary’s operation of its business or (C) provide access to or furnish any information if doing so would violate any applicable Law or requirement of any Governmental Entity, or where such access to information may involve the waiver of any privilege so long as the Company has taken all reasonable steps to permit inspection of or to disclose such information on a basis that does not compromise the Company’s or any Company Subsidiary’s privilege with respect thereto.

(b) Confidentiality and Restrictions. With respect to the information disclosed pursuant to Section 6.3(a), the Parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the NDA or any similar confidentiality agreement entered into between the Company and any Person to whom the Company, any Company Subsidiary or any Company Representative provides information pursuant to this Section 6.3. Each of the NDA and such similar confidentiality agreements shall continue in full force and effect in accordance with its terms until the earlier of the Effective Time and the expiration of such agreement according to its terms.

Section 6.4 No Solicitation of Transactions.

(a) Except as otherwise provided in this Section 6.4, the Company and its officers and directors shall, and the Company shall instruct and cause the Company Representatives, Company Subsidiaries and their respective Representatives to:

(i) immediately cease all discussions and negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal, effective on and from the date hereof; and

(ii) from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, not:

(A) initiate, solicit, propose, knowingly encourage (including by providing information) or take any action to knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal;

(B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any information or data concerning the Company or any Company Subsidiary to any Person relating to, any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

(C) grant any waiver, amendment or release under any standstill or confidentiality agreement to which the Company is a party or any anti-takeover Law;

(D) approve, endorse, recommend, execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal (other than any Acceptable Confidentiality Agreement) or that requires the Company to abandon this Agreement or any of the Transactions; or

(E) resolve, propose, agree or publicly announce an intention to do any of the foregoing.

(b) Notwithstanding anything in this Section 6.4 to the contrary, prior to obtaining the Shareholder Approval, the Special Committee may directly or indirectly through the Company Representatives (i) contact any Person that has made an unsolicited, written, bona fide proposal or offer regarding an Acquisition Proposal that was not initiated or solicited in breach of Section 6.4(a) in order to clarify and understand the terms and conditions thereof in order to assess whether such proposal or offer constitutes or could reasonably be expected to lead to a Superior Proposal, which actions shall not be deemed to violate Section 6.4(a), and (ii) furnish information (including any non-public information or data concerning the Company or any of its Subsidiaries) to, and/or enter into discussions or negotiation with, such Person, to the extent the Special Committee has (A) determined in good faith (after consultation with its independent nationally recognized financial advisor and outside legal counsel) that such proposal or offer constitutes or could reasonably be expected to result in a Superior Proposal, and (B) prior to furnishing such information, obtained from such Person an executed confidentiality agreement on terms no less favorable to the Company than those contained in the NDA (an “Acceptable Confidentiality Agreement”); provided that the Company shall make available to Parent any material information concerning the Company and the Company Subsidiaries that is provided to any such Person and that was not previously made available to Parent or its Representatives.

(c) Except as set forth in Section 6.4(d), neither the Company Board nor any committee thereof shall: (i) (A) withhold, withdraw (or not continue to make), qualify or modify (or publicly propose or resolve to withhold, withdraw (or not continue to make), qualify or modify), in a manner adverse to Parent or Merger Sub, the Company Recommendation with respect to the Merger, (B) authorize, approve or recommend, or publicly propose to authorize, or approve or recommend an Acquisition Proposal, (C) (x) fail to make a Company Recommendation or (y) fail to include the Company Recommendation in the Proxy Statement, (D) fail to recommend against any Acquisition Proposal subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement of such Acquisition Proposal, or (E) enter into any letter of intent, memorandum of understanding or similar document or Contract relating to any Acquisition Proposal, other than an Acceptable Confidentiality Agreement (any action described in clauses (A) through (E), a “Company Adverse Recommendation Change”), or (ii) cause or permit the Company to enter into any acquisition agreement, merger agreement or other similar definitive agreement relating to any Acquisition Proposal (each, an “Alternative Acquisition Agreement”).

(d) Notwithstanding anything to the contrary set forth in this Agreement, if at any time prior to obtaining the Shareholder Approval, the Company has received a bona fide written Acquisition Proposal from any Person that is not withdrawn and that the Company Board (upon recommendation of the Special Committee) concludes in good faith constitutes a Superior Proposal, the Company Board (upon recommendation of the Special Committee) may effect a Company Adverse Recommendation Change with respect to such Superior Proposal, authorize the Company to terminate this Agreement and/or enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, but if and only if:

(i) the Special Committee determines in good faith, after consultation with its independent nationally recognized financial advisor and outside legal counsel, that failure to do so would be inconsistent with its fiduciary duties under applicable Laws;

(ii) the Company shall have complied with its obligations under Section 6.4(a); and

(iii) (A) the Company shall have provided prior written notice to Parent at least five (5) Business Days in advance (the “Notice Period”), to the effect that the Company Board has received a bona fide written Acquisition Proposal that is not withdrawn and that the Company Board (upon recommendation of the Special Committee) concludes in good faith constitutes a Superior Proposal and, absent any revision to the terms and conditions of this Agreement, the Company Board has resolved to effect a Company Adverse Recommendation Change pursuant to this Section 6.4(d), which notice shall specify the basis for such Company Adverse Recommendation Change, including the identity of the party making the Superior Proposal and the material terms thereof and copies of all relevant documents relating to such Superior Proposal, and (B) prior to effecting such Company Adverse Recommendation Change, the Company shall, and shall cause its financial and legal advisors to, during the Notice Period, (1) provide to Parent and the Parent Representatives any Confidential Information that has been disclosed to the party making the Superior Proposal and has not been disclosed to Parent or the Parent Representatives, (2) negotiate with Parent and the Parent Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that such Acquisition Proposal would cease to constitute a Superior Proposal, and (3) permit Parent and the Parent Representatives to make a presentation to the Company Board and the Special Committee regarding this Agreement and any adjustments with respect thereto (to the extent Parent desires to make such presentation); provided that in the event of any material revisions to the Acquisition Proposal that the Company Board has determined to be a Superior Proposal, the Company shall deliver a new written notice to Parent and comply with the requirements of this Section 6.4 (including Section 6.4(c)) with respect to such new written notice.

None of the Company, the Company Board or any committee of the Company Board shall enter into any binding agreement or Contract with any Person to limit or not to give prior notice to Parent of its intention to effect a Company Adverse Recommendation Change in light of a Superior Proposal.

(e) Nothing contained in this Section 6.4 shall be deemed to prohibit the Company or the Company Board (or the Special Committee) from complying with its disclosure obligations under U.S. federal or state or non-U.S. Law with regard to an Acquisition Proposal, including taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to shareholders); provided that a statement by the Company that describes the Company’s receipt of an Acquisition Proposal and describes the Company’s obligations with respect to such Acquisition Proposal pursuant to the terms of this Agreement, or any “stop, look and listen” communication that contains only the information set forth in Rule 14d-9(f) under the Exchange Act shall not constitute a Company Adverse Recommendation Change.

(f) The Company shall promptly (and, in any event, within 48 hours after the Company has Knowledge thereof) notify Parent if any proposals or offers with respect to an Acquisition Proposal are received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company, the Company Board or any Company Representative indicating, in connection with such notice, the identity of the Person or group of Persons making such offer or proposal, the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent reasonably informed, on a prompt basis (and, in any event, within 48 hours), of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified.

Section 6.5 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, including Section 6.4, Parent, Merger Sub and the Company shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions and do or cause to be done all things reasonably necessary, proper or advisable on its respective part under this Agreement and applicable Laws to cause the conditions set forth in Article VII to be satisfied and to consummate and make effective the Merger and the other Transactions as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, approvals, registrations, authorizations, waivers, Permits and Orders, necessary or advisable to be obtained from any Third Party and/or any Governmental Entity in order to consummate the Merger or any of the other Transactions; provided that all obligations of the Company, Parent and Merger Sub relating to the Financing shall be governed exclusively by Section 6.6 and Section 6.7, and not this Section 6.5. Without limiting the generality of the foregoing, Parent shall use reasonable best efforts to direct, the Sponsors to obtain the Sponsor Required Approvals.

(b) Each of Parent and the Company shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Third Party and/or any Governmental Entity in connection with the Merger and the other Transactions. Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries and Representatives, that appears in any filing made with, or written materials submitted to, any Third Party and/or any Governmental Entity in connection with the Merger and the other Transactions. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable. Without limiting the generality of the foregoing, Parent shall take actions as set forth on Section 6.5(b) of the Parent Disclosure Schedule within ten (10) Business Days from the date of this Agreement.

(c) Subject to applicable Laws and the instructions of any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to the completion of the Transactions, including (i) the obtaining of the Sponsor Required Approvals and (ii) promptly furnishing the other with copies of notices or other communications received by Parent or any Parent Representative, or the Company or any Company Subsidiary or Company Representative, as the case may be, from any Third Party and/or any Governmental Entity with respect to the Merger and the other Transactions. Without limiting the generality of the foregoing, Parent shall use its reasonable best efforts to keep the Company apprised of the status of the Sponsor Required Approvals and upon the Company’s request, furnish the Company with copies of the Sponsor Required Approvals that have been obtained at the time of the request. Neither the Company nor Parent shall permit any of its officers or any of its other Representatives to participate in any meeting with any Governmental Entity in respect of any filings related to the Transactions, investigation or other inquiry unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat.

(d) In furtherance and not in limitation of the covenants of the Parties contained in Section 6.5(a) through Section 6.5(c), if any objections are asserted with respect to the Transactions under any Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Entity or any private party challenging any of the Transactions as violation of any Law or which would otherwise prevent, materially impede or materially delay the consummation of the Transactions, each Party shall use its reasonable best efforts to vigorously contest, resist and otherwise resolve any such objections or Actions, and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions so as to permit consummation of the Transactions. Notwithstanding the foregoing, neither Parent, any of its Affiliates nor the Company (including, after the Effective Time, the Surviving Company) shall be required to divest, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of its businesses, services or assets.

Section 6.6 Financing

(a) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary to arrange the Financing on the terms and conditions described in the Financing Commitments in a timely manner including using reasonable best efforts to (i) maintain in full force and effect the Financing Commitments, (ii) satisfy, or cause its Representatives to satisfy, on a timely basis all conditions in the Debt Financing Commitment, (iii) enforcing the parties’ funding obligations under the Financing Commitments, (iv) negotiate definitive financing agreements with respect thereto on the terms and conditions contained therein, and (v) consummate the Financing contemplated by the Financing Commitments prior to or at the Closing. If Parent or Merger Sub becomes aware that any portion of the Debt Financing has become unavailable on the terms and conditions contemplated in the Debt Financing Commitment, Parent shall (A) promptly so notify the Company and (B) use its reasonable best efforts to arrange to obtain alternative financing, including from alternate sources, as promptly as practicable following the occurrence of such event (in any event no later than ten (10) Business Days prior to the End Date), on terms and conditions not less favorable, in the aggregate, to Parent and Merger Sub than those contained in the Debt Financing Commitment and in an amount sufficient to consummate the Transactions (the “Alternate Debt Financing”), and to obtain a new financing commitment letter with respect to such Alternate Debt Financing (the “New Debt Financing Commitment”) which shall replace the existing Debt Financing Commitment. In connection with the foregoing, in the event any New Debt Financing Commitment is obtained, Parent shall promptly provide a true, correct and complete copy of such New Debt Financing Commitment (together with a copy of any related fee letter) to the Company. In the event any New Debt Financing Commitment is obtained, (x) any reference in this Agreement to the “Financing” (with respect to the Debt Financing component thereof) or the “Debt Financing” shall mean the debt financing contemplated by the Debt Financing Commitment as modified pursuant to sub-clause (y) below, (y) any reference in this Agreement to the “Financing Commitments” (with respect to the Debt Financing Commitment component thereof) or the “Debt Financing Commitment” shall be deemed to include the Debt Financing Commitment that are not superseded by a New Debt Financing Commitment at the time in question and the New Debt Financing Commitment to the extent then in effect and (z) any reference in this Agreement to “Fee Letter” shall be deemed to include any fee letter relating to the Debt Financing Commitment that are not superseded by a New Debt Financing Commitment at the time in question and the New Debt Financing Commitment to the extent then in effect.

(b) Neither Parent nor Merger Sub shall agree to or permit any amendments or modifications to, or grant any waivers of, any condition or other provision under any Financing Commitment without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed) if such amendments, modifications or waivers would (i) reduce the aggregate amount of the Debt Financing or (ii) impose new or additional conditions to the Debt Financing or otherwise expand, amend or modify the Debt Financing in a manner that would reasonably be expected to (A) prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger and the other Transactions or (B) adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to any Financing Commitment. Without limiting the generality of the foregoing, neither Parent nor Merger Sub shall release or consent to the termination of the obligations of the financing sources under any Financing Commitment except as expressly contemplated hereby.

(c) Parent shall (i) prior to the Closing, give the Company prompt notice (A) upon becoming aware of any material breach of any provision of, or termination by any party to, any Financing Commitment, or (B) upon the receipt of any written notice or other written communication from any Person with respect to any threatened material breach or threatened termination by any party to any Financing Commitment, and (ii) prior to the Closing, otherwise keep the Company reasonably informed on a reasonably current basis of the status of its efforts to arrange the Debt Financing or any Alternate Debt Financing.

(d) Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 6.6 shall require, and in no event shall the reasonable best efforts of Parent or Merger Sub be deemed or construed to require, either Parent or Merger Sub to (i) bring any enforcement action against any source of the Debt Financing to enforce its respective rights under the Debt Financing Commitment or (ii) pay any fees in excess of, or agree to “market flex” provisions less favorable to Parent, Merger Sub or the Surviving Company (or any of their Affiliates) than, those contemplated by the Debt Financing Commitment (whether to secure waiver of any conditions contained therein or otherwise).

Section 6.7 Financing Assistance. Prior to the Closing, the Company shall, and shall cause each Company Subsidiary to, and shall use its reasonable best efforts to cause the Company Representatives to, provide such cooperation as may be reasonably requested by Parent and Merger Sub in connection with the arrangement of the Financing, including the following; provided that such requested cooperation does not unreasonably interfere with the operations of the Company and the Company Subsidiaries and is consistent with Law:

(a) participating in meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies;

(b) assisting with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents reasonably requested by Parent or its Representatives in connection with the Financing; provided that any private placement memoranda or prospectuses shall contain disclosure and financial statements reflecting the Surviving Company and/or its Subsidiaries as the obligor;

(c) using reasonable best efforts to execute and deliver any pledge and security documents, currency or interest hedging arrangements, other definitive financing documents, or other certificates, legal opinions or documents as may be reasonably requested by Parent (including a certificate of the chief financial officer of the Company or any borrowing Subsidiary with respect to solvency matters and consents of accountants for use of their reports in any materials relating to the Financing) or otherwise reasonably facilitating the pledging of collateral (including delivery of pay-off letters and other cooperation in connection with the pay-off of existing Indebtedness and the release of all related Liens); provided that such documents will not take effect until the Effective Time;

(d) using reasonable best efforts to furnish Parent and its Financing sources as promptly as practicable with financial and other pertinent information regarding the Company and the Company Subsidiaries as may be reasonably requested by Parent, including all financial statements and projections and other pertinent information required by the Debt Financing Commitment or as otherwise required in connection with the Debt Financing and the Transactions (including information relating to the Company and Company Subsidiaries (including information to be used in the preparation of one or more information packages regarding the business, operations and business plan or budget of the Company and Company Subsidiaries) customary for the placement, arrangement and/or syndication of loans or distribution of debt contemplated by the Debt Financing Commitment to assist in preparation of customary offering or information documents or rating agency or lender or investor presentations relating to such placement, arrangement and/or syndication of loans);

(e) using reasonable best efforts to obtain accountants’ comfort letters, consents, legal opinions, surveys, title insurance and other documentation and items relating to the Debt Financing as reasonably requested by Parent and to arrange discussions among Parent, Merger Sub and their Financing sources and prospective Financing sources with other parties to Company Material Contracts, leases related to Owned Real Property and Liens;

(f) providing monthly financial statements (excluding footnotes) to the extent the Company customarily prepares such financial statements within the time frame such statements are prepared;

(g) taking all actions reasonably necessary to (i) permit the prospective lenders involved in the Financing to evaluate the Company’s and the Company Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (ii) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing; provided that such accounts, agreements and arrangements shall not become active or take effect until the Effective Time;

(h) entering into one or more credit or other agreements on terms satisfactory to Parent in connection with the Debt Financing immediately prior to the Effective Time to the extent direct borrowings or debt incurrences by the Company or any Company Subsidiary are contemplated by the Debt Financing Commitment;

(i) at the Company’s option, taking or appointing a representative of Parent to take all corporate actions, subject to the occurrence of the Closing, reasonably requested by Parent to permit the consummation of the Debt Financing and the direct borrowing or incurrence of all of the proceeds of the Debt Financing by the Surviving Company or its Subsidiaries following the Effective Time;

(j) furnishing Parent and its Financing sources promptly with all documentation and other information required by Governmental Entities with respect to the Financing under applicable “know your customer” and anti-money laundering rules and regulations; and

(k) without limiting the generality of the foregoing, to provide such cooperation as may be reasonably requested by Parent:

(i) for Shenzhen iDreamSky Technology Co., Ltd. ( ) to execute a working capital loan agreement with the Lender or its Affiliate to payoff and/or refinance existing financings borrowed from other commercial banks on or prior to the Closing;

(ii) for an offshore dividend account to be established by iDreamsky Technology (HK) Limited with the Lender; and

(iii) at least one (1) month prior to the Closing Date, the Company has caused applicable Company Subsidiaries, to move all major revenue accounts or cash collection accounts of such Company Subsidiaries (including the top five (5) revenue accounts or cash collection accounts of the Company Subsidiaries) to accounts held with the Lender or its Affiliates and cancel such accounts with other banks, such that no less than seventy percent (70%) of cash receipts derived from revenue of the Company Subsidiaries (such revenue amount should be certified by a third party accounting report) are collected into such accounts opened with the Lender or its Affiliates, and all the cash balance of the Company and Company Subsidiaries have been transferred to such accounts prior to the Closing Date.

Nothing in this Section 6.7 shall require such cooperation to the extent it would require the Company or any Company Subsidiary to agree to pay any fees or reimburse any expenses (for which it is not reimbursed by Parent) or give any indemnities or otherwise incur any liability or Indebtedness prior to the Effective Time (it being understood, however, the Company shall bear all costs and expenses of its annual audit). Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or any Company Subsidiary in connection with such cooperation requested by Parent; provided that, in the event Parent is required to make any payments of the Parent Termination Fee or Expenses in accordance with Section 8.2(e), the costs as reimbursed by Parent in accordance with the foregoing clause shall be counted towards the Parent Termination Fee or the Expenses, and be regarded as a part of the Parent Termination Fee or the Expenses. The Company hereby consents to the use of its and the Company Subsidiaries’ logos in connection with the Financing.

Section 6.8 Notices of Certain Events. From and after the date of this Agreement until the Effective Time, each of the Company and Parent shall promptly notify the other orally and in writing of (a) the occurrence, or non-occurrence, of any event that, individually or in the aggregate, would reasonably be expected to cause any condition to the obligations of any Party to effect the Merger or any of the other Transactions not to be satisfied, or (b) the failure of any such Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which, individually or in the aggregate, would reasonably be expected to result in any condition to the obligations of any Party to effect the Merger or any of the other Transactions not to be satisfied; provided that the delivery of any notice pursuant to this Section 6.8 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party. The failure to deliver any such notice shall not affect any of the conditions set forth in Article VII.

Section 6.9 Transaction Litigation. The Company and Parent each shall promptly notify the other orally and in writing of any Action commenced or, to any Party’s knowledge, threatened against, such Party or any of its Subsidiaries or Affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Merger or any other Transactions (the “Transaction Litigation”). The Company and Parent shall give each other the opportunity to participate in the defense, settlement and/or prosecution of any Transaction Litigation; provided that neither the Company nor any Company Subsidiary nor any Company Representative shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Transaction Litigation or consent to the same unless Parent shall have first consented thereto in writing; provided further that after receipt of Shareholder Approval, the Company shall cooperate with Parent and, if requested by Parent, use its reasonable best efforts to settle any unresolved Transaction Litigation in accordance with Parent’s direction.

Section 6.10 Publicity. The Company and Parent each shall consult with the other prior to issuing any press releases or otherwise making public announcements (including conference calls with investors and analysts) with respect to the Merger or any other Transactions. No Party shall issue any such press release or make any such public statement prior to such consultation, except to the extent the disclosing Party determines it is required to do so by applicable Law or any listing agreement with or rules of NASDAQ, in which case such Party shall use all reasonable efforts to consult with the other Party before issuing any such release or making any such public statement.

Section 6.11 Resignation of Directors. To the extent requested by Parent at least five (5) Business Days prior to Closing, on the Closing Date, the Company shall cause to be delivered to Parent the resignation of the directors of the Company designated by Parent, which resignations shall be effective at the Effective Time.

Section 6.12 Indemnification of Directors and Officers

(a) From and after the Effective Time, the Surviving Company shall comply with all of its obligations and shall cause the Company Subsidiaries to comply with their respective obligations, in each case, under the Company Memorandum and Articles or the memorandum and articles of associations of the Company Subsidiaries or similar constitutional documents or any indemnity agreements between the Company or any Company Subsidiary and any Indemnified Party (as defined below) to indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company and each Company Subsidiary (collectively, the “Indemnified Parties”) against any and all costs or expenses (including attorneys’ fees and expenses), judgments, fines, losses, claims, settlements, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to such Indemnified Party’s service as a director or officer of the Company or any Company Subsidiary at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including, for the avoidance of doubt, in connection with (i) the Transactions and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party; provided, however, that such indemnification shall be subject to any limitation imposed from time to time under applicable Law. The memorandum and articles of association of the Surviving Company shall contain provisions no less favorable with respect to exculpation and indemnification than are set forth in the Company Memorandum and Articles as in effect on the date hereof, and Parent shall cause such provisions not to be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of the Indemnified Parties, unless such modification shall be required by applicable Law.

(b) Prior to the Effective Time, the Company shall and, from and after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, obtain and fully pay the premium for the extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, for a period of at least six (6) years from and after the Effective Time, for the benefit of those persons who are covered by such policies at the Effective Time and with respect to any claim related to any period or time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with terms, conditions, retentions and limits of liability that are at least as favorable as the coverage provided under the Company’s existing policy with respect to any matter claimed against a director or officer of the Company or any Company Subsidiary by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided that in no event shall Parent or the Surviving Company be required to expend for such policy pursuant to this sentence an annual premium amount in excess of two-hundred percent (200%) of the annual premiums currently paid by the Company for such insurance; provided, further that if the annual premiums of such insurance coverage exceed such amount, the Surviving Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) If Parent, the Surviving Company or any of their respective successors or assigns (i) shall consolidate with or merge into any other company or entity and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, company or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Company shall assume all of the obligations set forth in this Section 6.12.

(d) The agreements and covenants contained in this Section 6.12 shall be in addition to any other rights an Indemnified Party may have under the memorandum and articles of association of the Company or any Company Subsidiaries (or equivalent constitutional documents), or any agreement between an Indemnified Party and the Company or any of its Subsidiaries, under any applicable Law or otherwise. The provisions of this Section 6.12 shall survive the consummation of the Merger and shall be binding on all successors and assigns of Parent and the Surviving Company and their respective Subsidiaries, and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third party beneficiary of the provisions of this Section 6.12.

(e) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any Company Subsidiaries or their respective officers, directors and employees.

Section 6.13 Anti-takeover Law. Parent, the Company and their respective director(s) (or with respect to the Company, the Special Committee, if appropriate) shall (a) take all reasonable action necessary to ensure that no anti-takeover Law is or becomes applicable to this Agreement or the transactions provided for in this Agreement and (b) if any anti-takeover Law becomes applicable to this Agreement or the Transactions, take all reasonable action necessary to ensure that the transactions provided for in this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to lawfully minimize the effect of such anti-takeover Law on this Agreement or the transactions provided for in this Agreement.

Section 6.14 Stock Exchange De-Listing. Parent shall cause the ADSs to be de-listed from NASDAQ and the Company de-registered under the Exchange Act as soon as practicable following the Effective Time.

Section 6.15 Management. In no event shall Parent or Merger Sub or any of their respective Affiliates enter into or seek to enter into any arrangements that are effective prior to the Closing with any member of the Company’s or the Company Subsidiaries’ management or any other employees of the Company or Company Subsidiary that contain terms that prohibit or restrict such member of management or such employee from discussing, negotiating or entering into any arrangements with any Third Party in connection with an Acquisition Proposal, except for the Support Agreement and that certain interim investors agreement, dated as of the date hereof, by and among Holdco, Parent, Merger Sub, Rollover Securityholders and Sponsors and any actions contemplated thereby or in connection therewith.

Section 6.16 Actions Taken at Direction or Acquiescence of Michael Xiangyu Chen or Anfernee Song Guan. Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including without limitation, Article IV and Article VI hereof, if the alleged breach is the proximate result of an action or inaction by the Company at the direction or acquiescence of Michael Xiangyu Chen or Anfernee Song Guan, in each case, acting in his capacity as director and officer of the Company, without any approval by or direction from the Company Board (acting with the concurrence of the Special Committee) or the Special Committee.

ARTICLE VII

CLOSING CONDITIONS

Section 7.1 Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each Party to effect the Merger and the other Transactions shall be subject to the satisfaction, or waiver (in the case of the Company, upon the approval of the Special Committee), at or prior to the Closing Date of the following conditions:

(a) Shareholder Approval. The Shareholder Approval shall have been obtained.

(b) No Injunctions or Restraints. No Order (whether temporary, preliminary or permanent in nature) issued by any court of competent jurisdiction or other restraint or prohibition of any Governmental Entity shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any case, prohibits or makes illegal the consummation of the Merger.

Section 7.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger and the other Transactions are also subject to satisfaction as of the Closing of the following conditions, any one or more of which may be waived in writing by Parent:

(a) Representations and Warranties. (i) Other than the representations and warranties of the Company contained in Section 4.2(a), Section 4.2(b), Section 4.3, and Section 4.18, the representations and warranties of the Company contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as if made at such time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) interpreted without giving effect to the words “materially” or “material” or to any qualifications based on such terms or based on the defined term “Company Material Adverse Effect,” except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, does not constitute a Company Material Adverse Effect, (ii) the representations and warranties set forth in Section 4.2(a) and Section 4.2(b) shall be true and correct (except for de minimus inaccuracies) as of the date hereof and as of the Closing Date as if made at such time; and (iii) the representations and warranties set forth in Section 4.3, and Section 4.18 shall be true and correct in all material respects as of the date hereof and as of the Closing Date as if made at such time.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Officer’s Certificate. Parent shall have received a certificate of an executive officer of the Company, dated as of the Closing Date, confirming the satisfaction of the conditions set forth in Section 7.2(a) and Section 7.2(b).

(d) Dissenting Shares. The aggregate amount of Dissenting Shares shall be less than fifteen percent (15%) of the total outstanding Company Shares immediately prior to the Effective Time.

(e) Additional Approvals. Parent shall have received all the Sponsor Required Approvals.

(f) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.

Section 7.3 Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger and the other Transactions are also subject to satisfaction as of the Closing of the following conditions, any one of which may be waived in writing by the Company:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as if made at such time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct have not prevented, materially delayed or materially impeded, and would not prevent, materially delay or materially impede, the performance by Parent or Merger Sub of its obligations under this Agreement.

(b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Parent and/or Merger Sub on or prior to the Closing Date.

(c) Officer’s Certificate. The Company shall have received a certificate of an executive officer of Parent, dated as of the Closing Date, confirming the satisfaction of the conditions set forth in Section 7.3(a) and Section 7.3(b).

Section 7.4 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such Party’s failure to act in good faith to comply with this Agreement and consummate the transactions provided for herein.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination. This Agreement may be terminated, and the Merger and the other Transactions may be abandoned, at any time prior to the Effective Time, by action taken or authorized by (i) in the case of the Company Board, the Special Committee and (ii) in the case of Parent, its sole director, whether before or after the Shareholder Approval:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Merger shall not have been consummated by 11:59 p.m., Hong Kong time, on September 30, 2016 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any Party whose breach of any provision of this Agreement was a primary contributing factor in the failure of the Merger to have been consummated prior to the End Date;

(ii) if (x) any Order of any Governmental Entity having competent jurisdiction is entered enjoining the Company, Parent or Merger Sub from consummating the Merger and such Order has become final and non-appealable or (y) there shall be any Law that makes consummation of the Merger illegal or otherwise prohibited; provided that prior to termination pursuant to this Section 8.1(b)(ii), each of the Parties shall have used its reasonable best efforts to resist, appeal, obtain consent under, resolve or lift, as applicable, the Order or Law and shall have complied in all material respects with its obligations under Section 6.5; provided, further that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to any Party whose breach of any provision of this Agreement results in the imposition of any such Order or applicability of such Law; or

(iii) if the Shareholder Approval is not obtained at the Company Shareholders Meeting or any adjournment thereof at which this Agreement has been voted upon;

(c) by the Company:

(i) if (A) Parent or Merger Sub shall have breached any of the covenants or agreements contained in this Agreement to be complied with by Parent or Merger Sub such that the closing condition set forth in Section 7.3(b) would not be satisfied or (B) there exists a breach of any representation or warranty of Parent or Merger Sub contained in this Agreement such that the closing condition set forth in Section 7.3(a) would not be satisfied, and, in the case of either (A) or (B), such breach is incapable of being cured by the End Date, or if capable of being cured, is not cured by Parent of Merger Sub within thirty (30) calendar days after Parent or Merger Sub receives written notice of such breach from the Company (or, if the End Date is less than thirty (30) calendar days from the date of receipt of such notice, by the End Date); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c) if, at the time of such termination, there exists a breach of any representation, warranty, covenant or agreement of the Company contained in this Agreement that would result in the closing conditions set forth in Section 7.2(a) or Section 7.2(b), as applicable, not being satisfied;

(ii) if (A) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but subject to their satisfaction or waiver by the Party having the benefit thereof), (B) the Company has irrevocably confirmed by notice to Parent that all of the conditions set forth in Section 7.3 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but subject to their satisfaction or waiver by the Party having the benefit thereof) or that the Company is willing to waive any unsatisfied conditions in Section 7.3 and that the Company is ready, willing and able to consummate the Closing, and (C) Parent and Merger Sub fail to complete the Closing within three (3) Business Days following the date the Closing should have occurred pursuant to Section 2.2; or

(iii) if the Company Board, acting upon the recommendation of the Special Committee, has effected a Company Adverse Recommendation Change and/or has authorized the Company to enter into an Alternative Acquisition Agreement; provided that, the Company shall have not been in breach of Section 6.4(d); provided further that, the right of the Company to terminate this Agreement pursuant to this Section 8.1(c)(iii) is conditional on and subject to the concurrent or prior payment by the Company of the Company Termination Fee to Parent (or its designee(s)) in accordance with Section 8.2(b)(iii) and any purported termination pursuant to this Section 8.1(c)(iii) shall be void and of no force or effect if the Company shall not have paid the Company Termination Fee; or

(d) by Parent:

(i) if (A) the Company shall have breached any of the covenants or agreements contained in this Agreement to be complied with by the Company such that the closing condition set forth in Section 7.2(b) would not be satisfied or (B) there exists a breach of any representation or warranty of the Company contained in this Agreement such that the closing condition set forth in Section 7.2(a) would not be satisfied, and, in the case of either (A) or (B), such breach is incapable of being cured by the End Date or is not cured by the Company, in the case of a breach of Section 6.4, within five (5) calendar days after the Company receives written notice of such breach from Parent, and in the case of any other breach by the Company, within thirty (30) calendar days after the Company receives written notice of such breach from Parent or Merger Sub, or, in each case if the End Date is less than the foregoing five (5) calendar days or thirty (30) calendar days period (as the case may be) from the date of receipt of relevant notice, by the End Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if, at the time of such termination, there exists a breach of any representation, warranty, covenant or agreement of Parent or Merger Sub contained in this Agreement that would result in the closing conditions set forth in Section 7.3(a) or Section 7.3(b), as applicable, not being satisfied; or

(ii) if (x) the Company Board shall have effected a Company Adverse Recommendation Change, or (y) the Company Board shall have authorized the Company to enter into an Alternative Acquisition Agreement.

(e) Notice of Termination. The Party desiring to terminate this Agreement pursuant to this Section 8.1 (other than under Section 8.1(a)) shall give written notice of such termination to the other Parties specifying the provision or provisions of this Section 8.1 pursuant to which such termination is purportedly effected.

Section 8.2 Effect of Termination; Termination Fee.

(a) Effect of Termination Generally. Except as otherwise set forth in this Section 8.2, in the event of a termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective officers, directors or Affiliates; provided that (i) the provisions of this Section 8.2, Article IX and the NDA shall remain in full force and effect and survive any termination of this Agreement and (ii) nothing in this Section 8.2 shall relieve any party from liability for any fraud committed prior to the termination in connection with this Agreement. Notwithstanding the foregoing, in no event shall any Party (or any member of the Parent Group or Company Group) be liable for punitive damages.

(b) Company Termination Fee. In the event this Agreement is terminated:

(i) by Parent pursuant to Section 8.1(d)(i) or Section 8.1(d)(ii);

(ii) by either Parent or the Company pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii), if (A) at or prior to the termination of this Agreement, a Third Party shall have delivered to the Company Board a bona fide Acquisition Proposal (and such Acquisition Proposal shall not have been withdrawn prior to the termination of this Agreement), and (B) within nine (9) months after the termination of this Agreement, the Company enters into a definitive agreement with respect to such Acquisition Proposal; or

(iii) by the Company pursuant to Section 8.1(c)(iii),

then subject to Section 8.2(f), the Company shall pay or cause to be paid the Company Termination Fee to Parent (or its designee(s)) promptly, but in any event within two (2) Business Days after the date of such termination, by wire transfer of same day funds to one or more accounts designated by Parent. For the avoidance of doubt, in no event shall the Company be obligated to pay, or cause to be paid, the Company Termination Fee on more than one occasion.

(c) Parent Termination Fee. In the event that this Agreement is validly terminated by the Company in accordance with Section 8.1(c)(i) or Section 8.1(c)(ii), then, subject to Section 8.2(f), Parent shall promptly, but in no event later than two (2) Business Days after the date of such termination, pay or cause to be paid to the Company (or its designee) the Parent Termination Fee by wire transfer of same day funds (it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion). In addition, in the event that (x) Parent decides not to proceed to consummate the Merger and terminates this Agreement due to the failure of the condition set forth in Section 7.2(d), or (y) this Agreement is terminated by Parent pursuant to Section 8.1(b)(i) solely as a result that the Sponsor Required Approvals fail to be obtained (and such failure cannot be remedied) by the End Date, then, subject to Section 8.2(f), Parent shall promptly, but in no event later than two (2) Business Days after the delivery by the Company of any invoice(s) therefor, pay or cause to be paid to the Company (or its designees), all Expenses incurred by the Company and its Affiliates, including the Special Committee, in connection with the Transactions, provided that the maximum aggregate liability of Parent under either (x) or (y) shall not exceed US$7,500,000.

(d) In the event that the Company fails to pay the Company Termination Fee, or Parent fails to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other Party for all costs and expenses actually incurred or accrued by the other Party (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.2, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, commencing on the date that the Company Termination Fee or Parent Termination Fee, as the case may be, became due, at prime rate as published in the Wall Street Journal Table of Money Rates on the date such payment was required to be made. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(e) Acknowledgement. Each Party acknowledges that (i) the agreements contained in this Section 8.2 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.2(b) and Section 8.2(b) are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.2, the Parties would not have entered into this Agreement.

(f) Limitations on Liabilities.

(i) Notwithstanding anything to the contrary in this Agreement, the Financing Commitments, or the Limited Guarantees, in the event that Parent or Merger Sub fails to effect the Closing when required pursuant to this Agreement for any reason or no reason or they otherwise breach this Agreement or otherwise fail to perform hereunder, then, except for an order of specific performance as and only to the extent expressly permitted by Section 9.6, the Company’s right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 8.2(c), any amounts pursuant to Section 8.2(d) (if any), and the guarantee of such obligations pursuant to the Limited Guarantees (subject to their terms, conditions and limitations), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Company, the Company Subsidiaries and all members of the Company Group (as defined below) against (A) Parent, Merger Sub or the Guarantors, (B) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders, assignees of, Parent, Merger Sub or any Guarantor, (C) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Parent, Merger Sub or any Guarantor or (D) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders, assignees of any of the foregoing (clauses (A) through (D), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform hereunder or other failure of the Merger to be consummated. For the avoidance of doubt, neither Parent nor any member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions (including the Financing Commitments and the Limited Guarantees) other than the payment of the Parent Termination Fee pursuant to Section 8.2(c) and any amounts pursuant to Section 8.2(d) (if any), and in no event shall any of the Company, the Company Subsidiaries, the direct or indirect shareholders of the Company or any other Person, or any of their respective Affiliates, directors, officers, employees, members, managers, partners, representatives, advisors or agents of the foregoing, (collectively, the “Company Group”) seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions (including the Financing Commitments and the Limited Guarantees), other than (without duplication) from Parent or Merger Sub to the extent provided in Section 8.2(c), any amounts pursuant to Section 8.2(d) (if any), or from the Guarantors to the extent provided in the Limited Guarantees. In no event shall the Company or any member of the Company Group be entitled to seek the remedy of specific performance of this Agreement other than as specifically set forth in Section 9.6. For the avoidance of doubt, while the Company may pursue both a grant of specific performance as and only to the extent expressly permitted by Section 9.6 and the payment of the Parent Termination Fee pursuant to Section 8.2(c), under no circumstances shall the Company (or any member of the Company Group or any other Person) be permitted or entitled to receive both such grant of specific performance and payment of the Parent Termination Fee (or any other money damages).

(ii) Notwithstanding anything to the contrary in this Agreement, except for an order of specific performance to the extent permitted by Section 9.6, Parent’s right to terminate this Agreement and receive the Company Termination Fee pursuant to Section 8.2(b), and any amounts pursuant to Section 8.2(d) (if any), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of Parent and any member of the Parent Group against any member of the Company Group (other than the Rollover Securityholders pursuant to the terms of the Support Agreement), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement, any failure to perform hereunder or other failure of the Merger to be consummated. For the avoidance of doubt, neither the Company nor any member of the Company Group (other than the Rollover Securityholders pursuant to the terms of the Support Agreement) shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions, other than the payment of the Company Termination Fee pursuant to Section 8.2(b) and any amounts pursuant to Section 8.2(d) (if any), and in no event shall any of Parent or Merger Sub or any other member of the Parent Group seek, or permit to be sought, on behalf of any member of the Parent Group, any monetary damages from any member of the Company Group in connection with this Agreement or any of the Transactions, other than from the Company to the extent provided in Section 8.2(b) and any amounts pursuant to Section 8.2(d) (if any). In no event shall any of Parent, Merger Sub, or any other member of the Parent Group be entitled to seek the remedy of specific performance of this Agreement other than as specifically set forth in Section 9.6. For the avoidance of doubt, while Parent may pursue both a grant of specific performance as permitted by Section 9.6 and the payment of the Company Termination Fee pursuant to Section 8.2(b) and any amounts pursuant to Section 8.2(d) (if any), under no circumstances shall Parent be permitted or entitled to receive both such grant of specific performance and payment of the Company Termination Fee (or any other money damages).

(iii) The Parties expressly acknowledge and agree that, with respect to any termination of this Agreement under circumstances in which any of the Parent Termination Fee or the Company Termination Fee is payable pursuant to this Section 8.2, payment of the Parent Termination Fee or the Company Termination Fee, as required hereunder, shall constitute liquidated damages with respect to any claim for damages or any other claim which the Company, on the one hand, or Parent or Merger Sub, on the other hand, as the case may be, would otherwise be entitled to assert against Parent or Merger Sub, on the one hand, or the Company, on the other hand, as the case may be, or their respective assets, or against any of their respective employees or equityholders (without limiting any claims otherwise available to Parent against the Rollover Securityholders pursuant to the Support Agreement) or any other member of the Parent Group or the Company Group, as the case may be, with respect to any such termination of this Agreement. The Parties expressly acknowledge and agree that, in light of the difficulty of accurately determining actual damages with respect to the foregoing upon any such termination of this Agreement under circumstances in which any of the Company Termination Fee or the Parent Termination Fee is payable pursuant to this Section 8.2, the right to such payment constitutes a reasonable estimate of the damages that will be suffered by reason of any such termination of this Agreement.

(iv) The provisions of this Section 8.2(f) are intended to be for the benefit of, and shall be enforceable by, each member of the Company Group and the Parent Group.

Section 8.3 Extension; Waiver. At any time prior to the Effective Time, the Parties may, to the extent permitted by applicable Law and, in the case of the Company upon the approval of the Special Committee, subject to Section 8.4, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions contained herein; provided that after this Agreement is approved under the Shareholders Approval, there may not be any extension or waiver of this Agreement which decreases the Per Share Merger Consideration or Per ADS Merger Consideration or which adversely affects the rights of the holders of Company Shares or Company Share Awards hereunder without the approval of such holders of Company Shares or Company Share Awards, as applicable. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 8.4 Amendment. This Agreement may be amended by the Parties by action taken by or on behalf of their respective board of directors or sole director at any time prior to the Effective Time; provided that the Company may only take such action with the approval of the Special Committee; provided, further that after approval of the Agreement by the shareholders of the Company, no amendment that, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by such shareholders may be made without further Shareholder Approval. This Agreement may not be amended except by an instrument in writing signed by Parent and the Company.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Non-Survival of Representations, Warranties and Covenants. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. None of the covenants or agreements of the Parties in this Agreement shall survive the Effective Time, other than (a) the covenants and agreements contained in this Article IX, the agreements of Parent, Merger Sub and the Company in Article III, and Section 6.12 (Indemnification of Directors and Officers), and (b) those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Effective Time, which shall survive the consummation of the Merger until fully performed.

Section 9.2 Notices. Any notices or other communications required or permitted under, or otherwise in connection with this Agreement, shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission or by electronic mail (but only if followed by transmittal by overnight courier or hand for delivery on the next Business Day) or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next Business Day if transmitted by international overnight courier, in each case as follows:

(a) if to Parent or Merger Sub, at:

c/o 16/F, A3 Building, Kexing Science Park
15 Keyuan Road North, Nanshan District
Shenzhen, Guangdong, 518057
People’s Republic of China
Attention:	Michael Xiangyu Chen
Facsimile:	+86-755-8653-0126

with a copy (which shall not constitute notice) to:

Kirkland & Ellis
26th Floor, Gloucester Tower
The Landmark
15 Queen’s Road, Central
Hong Kong
Attention:	David Zhang
Jesse Sheley
Facsimile:	+852-3761-3301

(b) if to the Company, at:

16/F, A3 Building, Kexing Science Park
15 Keyuan Road North, Nanshan District
Shenzhen, Guangdong, 518057
People’s Republic of China
Attention:	Ruby Lu
Facsimile:	+86-755-8653-0126

with a copy (which shall not constitute notice) to:

Shearman & Sterling
12th Floor Gloucester Tower
15 Queen’s Road Central
Hong Kong
Attention:	Paul Strecker
Facsimile:	+852-2140-0303
Email:	Paul.Strecker@Shearman.com

(c) if to the Special Committee, addressed to it care of the Company, with a copy (which shall not constitute notice) to:

Shearman & Sterling
12th Floor Gloucester Tower
15 Queen’s Road Central
Hong Kong
Attention:	Paul Strecker
Facsimile:	+852-2140-0303
Email:	Paul.Strecker@Shearman.com

Section 9.3 Fees and Expenses. Subject to Section 8.2, all fees and Expenses incurred in connection herewith and the Transactions shall be paid by the Party incurring such Expenses, whether or not the Merger is consummated.

Section 9.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the greatest extent possible.

Section 9.5 Entire Agreement. This Agreement (together with the Exhibits, Company Disclosure Schedule, Parent Disclosure Schedule and the other documents delivered pursuant hereto), the Financing Commitments, the Limited Guarantees, the Support Agreement, any other documents contemplated by any of the foregoing and the NDA constitute the entire agreement of the Parties and supersede all prior agreements and undertakings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof.

Section 9.6 Specific Performance

(a) The Parties agree that irreparable damage would occur in the event that any provision of this Agreement were not performed by the Parties in accordance with the terms hereof and that subject to the limitations set forth in Section 9.6(b), each Party shall be entitled to specific performance of the terms and provisions hereof (including the Parties’ obligation to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement by any other Party, in addition to any other remedy at law or equity. Subject to the limitations set forth in Section 9.6(b), each Party hereby waives (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. If any Party brings any Action to enforce specifically the performance of the terms and provisions hereof by any other Party, the End Date shall automatically be extended by (x) the amount of time during which such Action is pending, plus twenty (20) Business Days or (y) such other time period established by the applicable court presiding over such Action.

(b) Notwithstanding anything herein to the contrary, the Parties further acknowledge and agree that the right of the Company, or any member of the Company Group, to obtain an injunction, specific performance or other equitable relief to prevent breaches of this Agreement shall be limited to seeking an injunction, specific performance or other equitable remedies to enforce Parent’s or Merger Sub’s obligation to cause the Equity Financing to be funded at the Effective Time and to consummate the Merger, but only in the event that (A) Parent and Merger Sub are required to consummate the Closing pursuant to Section 2.2, (B) the Debt Financing (and any Alternate Debt Financing, if applicable) has been funded or the lenders party to the Debt Financing Commitment have irrevocably confirmed in writing that all conditions to funding of the Debt Financing Commitment have been satisfied (other than funding of the Equity Financing) and the Debt Financing will be funded in accordance with the terms of the Debt Financing Commitment or the Debt Financing Agreements (and any New Debt Financing Commitment, if applicable) at the Effective Time if the Equity Financing is funded at the Effective Time, (C) the Company has irrevocably confirmed in writing that if the Financing (and any Alternate Debt Financing, if applicable) is funded, then it would take such actions that are within its control to cause the consummation of the Transactions to occur, and (D) the Equity Financing has not been funded and Parent and Merger Sub have not consummated the Merger. For the avoidance of doubt, in no circumstance other than as expressly contemplated by this Section 9.6(b) shall the Company be entitled under this Agreement to enforce or seek to enforce specifically Parent’s right to cause the Equity Financing to be funded if the Debt Financing has not been funded (or will not be funded at the Effective Time if the Equity Financing is funded at the Effective Time).

Section 9.7 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement (other than Article II and with respect to matters relating to fiduciary duties of the Company Board) and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement (other than Article II and with respect to matters relating to fiduciary duties of the Company Board) or the negotiation, execution or performance of this Agreement (other than Article II and with respect to matters relating to fiduciary duties of the Company Board) (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be interpreted, construed, performed and enforced in accordance with the Laws of the State of New York without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.

(b) Article II of this Agreement and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to Article II of this Agreement, the negotiation, execution or performance of Article II of this Agreement, or matters relating to fiduciary duties of the Company Board, shall be interpreted, construed, performed and enforced in accordance with the Laws of the Cayman Islands without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.

(c) Consent to Jurisdiction. In the event any dispute arises among the Parties out of or in relation to this Agreement, including any dispute regarding its breach, termination or validity, the Parties shall attempt in the first instance to resolve such dispute through friendly consultations. If any dispute has not been resolved by friendly consultations within thirty (30) days after any Party has served written notice on the other Parties requesting the commencement of such consultations, then any Party may demand that the dispute be finally settled by arbitration in accordance with the following provisions of this Section 9.7(c). The arbitration shall be conducted in accordance with the Hong Kong International Arbitration Centre (“HKIAC”) Administered Rules in force when a notice of arbitration is submitted. The seat and venue of the arbitration shall be Hong Kong and the language of the arbitration shall be English. The appointing authority shall be the HKIAC. There shall be three (3) arbitrators. One (1) arbitrator shall be nominated by the Company and one (1) arbitrator shall be nominated by Parent. If either the Company or Parent shall abstain from nominating their arbitrator, the HKIAC shall appoint such arbitrator. The two (2) arbitrators so chosen shall select a third (3rd) arbitrator; provided that if such two (2) arbitrators shall fail to choose a third (3rd) arbitrator within thirty (30) days after such two (2) arbitrators have been selected, the HKIAC, upon the request of any Party, shall appoint a third (3rd) arbitrator. The third (3rd) arbitrator shall be the presiding arbitrator. The Parties agree that the arbitration shall be kept confidential and that the existence of the proceeding and any element of it shall not be disclosed beyond the tribunal, the Parties, their legal and professional advisers, and any Person necessary for the conduct of the arbitration, unless otherwise required by Law or the Parties otherwise agree in writing. The Parties agree that all documents and evidence submitted in the arbitration (including any statements of case and any interim or final award, as well as the fact that an arbitral award has been made) shall remain confidential both during and after any final award that is rendered unless otherwise required by Law or the Parties otherwise agree in writing. Upon and after the submission of any dispute to arbitration, the Parties shall continue to exercise their remaining respective rights, and fulfill their remaining respective obligations under this Agreement, except insofar as the same may relate directly to the matters in dispute. The Parties agree that any arbitration award rendered in accordance with the provisions of this Section 9.7(c) shall be final and binding upon them, and the Parties further agree that such award may be enforced by any court having jurisdiction over the Party against which the award has been rendered or the assets of such Party wherever the same may be located. In any arbitration proceeding, any legal proceeding to enforce any arbitration award and in any other legal proceeding among the Parties pursuant to or relating to this Agreement, each Party expressly waives the defense of sovereign immunity and any other defense based on the fact or allegation that it is an agency or instrumentality of a sovereign state or is otherwise entitled to immunity.

(d) WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

Section 9.8 No Third-Party Beneficiaries. Except as expressly provided in Section 6.12 (Indemnification of Directors and Officers) and Section 8.2(f) (Limitations on Liabilities), each of Parent and the Company hereby agrees that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The Parties acknowledge and agree that the rights of third party beneficiaries under Section 6.12 shall not arise unless and until the Effective Time occurs.

Section 9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties, except that Parent and/or Merger Sub may assign this Agreement (in whole but not in part) to a wholly owned Subsidiary of Parent or Merger Sub. No assignment by any Party shall relieve such Party of any of its obligations hereunder prior to the Closing. No assignment by any Party shall relieve such Party of any of its obligations hereunder. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 9.10 Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Company Subsidiary to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Company to cause such Subsidiary to take such action.

Section 9.11 Mutual Drafting. Each Party has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive negotiations between the Parties.

Section 9.12 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.13 Counterparts. This Agreement may be executed by facsimile and in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Signature page follows.]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

DREAM INVESTMENT HOLDINGS LIMITED

By:	/s/ Michael Xiangyu Chen
Name:	Michael Xiangyu Chen
Title:	Director

DREAM MERGER SUB LIMITED

By:	/s/ Michael Xiangyu Chen
Name:	Michael Xiangyu Chen
Title:	Director

IDREAMSKY TECHNOLOGY LIMITED

By:	/s/ Ruby Rong Lu
Name:	Ruby Rong Lu
Title:	Chairman of the Special Committee

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

Exhibit A

PLAN OF MERGER

THIS PLAN OF MERGER is made on             2015.

BETWEEN

(1)	Dream Merger Sub Limited, an exempted company incorporated under the laws of the Cayman Islands on July 2, 2015, with its registered office situate at Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman, KY1-9008, Cayman Islands (“Merger Sub”); and

(2)	iDreamSky Technology Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands on February 23, 2012, with its registered office situated at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Company” or “Surviving Company” and together with Merger Sub, the “Constituent Companies”).

WHEREAS

(a)	Merger Sub and the Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated December 31, 2015 made by and among Dream Investment Holdings Limited, Merger Sub and Company, a copy of which is attached as Appendix I to this Plan of Merger, and under the provisions of Part XVI of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Companies Law”).

(b)	This Plan of Merger is made in accordance with section 233 of the Companies Law.

(c)	Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them under the Agreement.

W I T N E S S E T H

CONSTITUENT COMPANIES

1.	The constituent companies (as defined in the Companies Law) to the Merger are Merger Sub and the Company.

NAME OF THE SURVIVING COMPANY

2.	The surviving company (as defined in the Companies Law) is the Surviving Company, which shall be named iDreamSky Technology Limited.

REGISTERED OFFICE

3.	The Surviving Company shall have its registered office at the offices of [Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands].

AUTHORISED AND ISSUED SHARE CAPITAL

4.	Immediately prior to the Effective Time, the authorized share capital of Merger Sub was $50,000 divided into 5,000,000 ordinary shares of $0.01 par value per share, of which one share has been issued, fully paid and outstanding.

5.	Immediately prior to the Effective Time the authorized share capital of the Company was $[50,000] divided into [418,553,880] Class A Ordinary Shares of US$0.0001 par value per shares and [81,446,120] Class B Ordinary Shares of $[●] par value per share, of which [●] Class A Ordinary Shares and [●] Class B Ordinary Shares have been issued, fully paid and outstanding.

6.	The authorized share capital of the Surviving Company shall be $[●] divided into [●] ordinary shares of $[●] par value per share.

7.	At the Effective Time, and in accordance with the terms and conditions of the Agreement:

(a)	Each ordinary share, par value $[●] per share, of the Company other than any Excluded Shares (as defined in the Agreement) shall be cancelled and cease to exist in exchange for the right to receive the Per Share Merger Consideration (as defined in the Agreement).

(b)	Excluded Shares (other than Dissenting Shares) shall be cancelled and cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

(c)	Dissenting Shares shall be cancelled at the Effective Time and shall not be converted into or exchangeable for or represent the right to receive the Per Share Merger Consideration (unless any holder of Dissenting Shares withdraws or loses their rights to dissent from the Merger under section 238 of the Companies Law in which event such holder shall receive the Per Share Merger Consideration), and each such Dissenting Shareholder shall be entitled only to payment of the fair value of such Dissenting Shares in accordance with Section 238 of the Companies Law.

(d)	Each share of Merger Sub shall be converted into one validly issued, fully paid and non-assessable ordinary share of the Surviving Company.

8.	At the Effective Time, the ordinary shares of the Surviving Company shall:

(a)	be entitled to one vote per share;

(b)	be entitled to such dividends as the board of directors of the Surviving Company may from time to time declare;

(c)	in the event of a winding-up or dissolution of the Surviving Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, be entitled to the surplus assets; and

(d)	generally be entitled to enjoy all of the rights attaching to ordinary shares; in each case as set out in the Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company in the form attached as Appendix II to this Plan of Merger.

EFFECTIVE TIME

9.	The effective date of the Merger, being the date on which it is intended that the Merger is to take effect, shall be the date on which this Plan of Merger is registered by the Registrar of Companies of the Cayman Islands (the “Effective Time”).

PROPERTY

10.	At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM AND ARTICLES OF ASSOCIATION

11.	The Memorandum of Association and Articles of Association of the Surviving Company shall be amended and restated in the form attached as Appendix II to this Plan of Merger at the Effective Time.

DIRECTORS BENEFITS

12.	There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING COMPANY

13.	The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS

[●]	[●]
[●]	[●]
[●]	[●]

SECURED CREDITORS

14.	(a)	Merger Sub has entered into a [●] dated [●] in favor of Shanghai Pudong Development Bank Co., Ltd., Shanghai Branch (the “Lender”) pursuant to which a fixed and/or floating security interest has been created and the consent of the Lender has been obtained; and

	(b)	The Surviving Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

RIGHT OF TERMINATION

15.	This Plan of Merger may be terminated pursuant to the terms and conditions of the Agreement.

APPROVAL AND AUTHORIZATION

16.	This Plan of Merger has been approved by the board of directors of each of the Surviving Company and Merger Sub pursuant to section 233(3) of the Companies Law.

17.	This Plan of Merger has been authorised by the shareholders of each of the Surviving Company and Merger Sub pursuant to section 233(6) of the Companies Law.

COUNTERPARTS

18.	This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

19.	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

For and on behalf of Dream Merger Sub Limited:

Michael Xiangyu Chen Director

For and on behalf of iDreamSky Technology Limited:

[Name]
Director

Appendix I

Appendix II